 Exhibit 99.9

Ind AS Standalone

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Standalone Financial Statements

Opinion

We have audited the accompanying interim condensed standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Condensed Balance Sheet as at March 31, 2022, the interim Condensed Statement of Profit and Loss (including Other Comprehensive Income) for the three months and year ended on that date, the Condensed Statement of Changes in Equity and the Condensed Statement of Cash Flows for the year ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed standalone financial statements give a true and fair view in conformity with Indian Accounting Standard 34 - “Interim Financial Reporting” (“Ind AS 34”) prescribed under section 133 of the Companies Act, 2013 (the “Act”), read with relevant rules issued thereunder and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2022, and its profit, total comprehensive income for the three months and year ended on that date, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed standalone financial statements in accordance with the Standards on Auditing (SAs) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the interim condensed standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed standalone financial statements.

Management Responsibilities for the Interim Condensed Standalone Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed standalone financial statements that give a true and fair view of the financial position, financial performance, including total comprehensive income, changes in equity and cash flows of the Company in accordance with Ind AS 34 and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the interim condensed standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the interim condensed standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Interim Condensed Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the interim condensed standalone financial statements, including the disclosures, and whether the interim condensed standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the interim condensed standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018)

Place: Bengaluru Date: April 13, 2022	Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZTAF3807

INFOSYS LIMITED

Condensed Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the three months and year ended March 31, 2022

Index
Condensed Balance Sheet
Condensed Statement of Profit and Loss
Condensed Statement of Changes in Equity
Condensed Statement of Cash Flows
Overview and Notes to the Interim Condensed Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
1.5 Recent accounting pronouncements
2. Notes to Interim Condensed Financial Statements
2.1 Property, plant and equipment
2.2 Goodwill and intangible assets
2.3 Leases
2.4 Investments
2.5 Loans
2.6 Other financial assets
2.7 Trade Receivables
2.8 Cash and cash equivalents
2.9 Other assets
2.10 Financial instruments
2.11 Equity
2.12 Other financial liabilities
2.13 Trade payables
2.14 Other liabilities
2.15 Provisions
2.16 Income taxes
2.17 Revenue from operations
2.18 Other income, net
2.19 Expenses
2.20 Basic and diluted shares used in computing earnings per equity share
2.21 Contingent liabilities and commitments
2.22 Related party transactions
2.24 Segment Reporting

INFOSYS LIMITED

(In crore)

Condensed Balance Sheet as at	Note No.	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,384	10,930
Right-of-use assets	2.3	3,311	3,435
Capital work-in-progress		411	906
Goodwill	2.2	211	167
Other intangible assets		32	67
Financial assets
Investments	2.4	22,869	22,118
Loans	2.5	34	30
Other financial assets	2.6	727	613
Deferred tax assets (net)		970	955
Income tax assets (net)		5,585	5,287
Other non-current assets	2.9	1,416	1,149
Total non - current assets		46,950	45,657
Current assets
Financial assets
Investments	2.4	5,467	2,037
Trade receivables	2.7	18,966	16,394
Cash and cash equivalents	2.8	12,270	17,612
Loans	2.5	219	229
Other financial assets	2.6	6,580	5,226
Other current assets	2.9	8,935	6,784
Total current assets		52,437	48,282
Total assets		99,387	93,939
EQUITY AND LIABILITIES
Equity
Equity share capital	2.11	2,103	2,130
Other equity		67,203	69,401
Total equity		69,306	71,531
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,228	3,367
Other financial liabilities	2.12	676	259
Deferred tax liabilities (net)		841	511
Other non-current liabilities	2.14	360	649
Total non - current liabilities		5,105	4,786
Current liabilities
Financial liabilities
Lease liabilities	2.3	558	487
Trade payables	2.13
Total outstanding dues of micro enterprises and small enterprises		3	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,666	1,562
Other financial liabilities	2.12	11,269	8,359
Other current liabilities	2.14	7,381	4,816
Provisions	2.15	920	661
Income tax liabilities (net)		2,179	1,737
Total current liabilities		24,976	17,622
Total equity and liabilities		99,387	93,939

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Condensed Statement of Profit and Loss for the	Note No.	Three months ended March 31,		Year ended March 31,
		2022	2021	2022	2021
Revenue from operations	2.17	27,426	22,497	103,940	85,912
Other income, net	2.18	590	504	3,224	2,467
Total income		28,016	23,001	107,164	88,379
Expenses
Employee benefit expenses	2.19	13,464	11,532	51,664	45,179
Cost of technical sub-contractors		4,641	2,792	16,298	9,528
Travel expenses		278	144	731	484
Cost of software packages and others	2.19	865	550	2,985	2,058
Communication expenses		121	106	433	464
Consultancy and professional charges		424	338	1,511	999
Depreciation and amortization expense		620	578	2,429	2,321
Finance cost		31	33	128	126
Other expenses	2.19	664	888	2,490	2,743
Total expenses		21,108	16,961	78,669	63,902
Profit before tax		6,908	6,040	28,495	24,477
Tax expense:
Current tax	2.16	1,606	1,512	6,960	6,013
Deferred tax	2.16	125	69	300	416
Profit for the period		5,177	4,459	21,235	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(24)	(144)	(98)	148
Equity instruments through other comprehensive income, net		56	8	97	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(12)	26	(8)	25
Fair value changes on investments, net	2.4	(61)	(133)	(39)	(102)
Total other comprehensive income/ (loss), net of tax		(41)	(243)	(48)	191

Total comprehensive income for the period		5,136	4,216	21,187	18,239
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		12.31	10.47	50.27	42.37
Diluted ()		12.30	10.46	50.21	42.33
Weighted average equity shares used in computing earnings per equity share
Basic	2.20	4,205,927,830	4,259,889,731	4,224,339,562	4,259,438,950
Diluted	2.20	4,210,940,293	4,263,734,560	4,229,546,328	4,263,092,514

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves(2)
Balance as at April 1, 2020	2,129	54	3,082	111	268	52,419	106	297	3,907	49	(15)	(173)	62,234
Changes in equity for the year ended March 31, 2021
Profit for the period	–	–	–	–	–	18,048	–	–	–	–	–	–	18,048
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	148	148
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	120	–	–	120
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	25	–	25
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)
Total comprehensive income for the period	–	–	–	–	–	18,048	–	–	–	120	25	46	18,239
Transfer to general reserve	–	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(3,204)	–	–	3,204	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	967	–	–	(967)	–	–	–	–
Transfer on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	260	–	–	(260)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	3	(3)	–	–	–	–	–
Shares issued on exercise of employee stock options(Refer to note 2.11)	1	–	–	–	8	–	–	–	–	–	–	–	9
Effect of modification of share based payment award	–	–	–	–	–	–	–	85	–	–	–	–	85
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	253	–	–	–	–	253
Income tax benefit arising on exercise of stock options	–	–	–	–	45	–	–	–	–	–	–	–	45
Reserves on common controlled transactions	–	–	(176)	–	–	–	–	–	–	–	–	–	(176)
Dividends	–	–	–	–	–	(9,158)	–	–	–	–	–	–	(9,158)
Balance as at March 31, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531

INFOSYS LIMITED

Condensed Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves(2)
Balance as at April 1, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531
Changes in equity for the year ended March 31, 2022
Profit for the period	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net*	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the period	–	–	–	–	–	21,235	–	–	–	97	(8)	(137)	21,187
Buyback of equity shares (Refer to Note 2.11) **	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transfer on account of exercise of stock options (Refer to note 2.11)	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.11)	1	–	–	–	10	–	–	–	–	–	–	–	11
Employee stock compensation expense (Refer to note 2.11)	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control(3)	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306

*	net of tax
**	Including tax on buyback of 1,893 crore
(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.
(2)	Profit / loss on transfer of business between entities under common control taken to reserve.
(3)	Arising on transfer of the business of Brilliant Basics Limited to Infosys Limited

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Condensed Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Cash flow from operating activities:
Profit for the period		21,235	18,048
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	2.1 & 2.2 & 2.3	2,429	2,604
Income tax expense	2.16	7,260	6,429
Impairment loss recognized / (reversed) under expected credit loss model		117	152
Finance cost		128	126
Interest and dividend income		(2,617)	(1,795)
Stock compensation expense		372	297
Other adjustments		72	(47)
Exchange differences on translation of assets and liabilities, net		87	(32)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,725)	(1,414)
Loans, other financial assets and other assets		(1,125)	(684)
Trade payables		1,112	(5)
Other financial liabilities, other liabilities and provisions		5,487	2,284
Cash generated from operations		28,832	25,963
Income taxes paid		(6,736)	(6,061)
Net cash generated by operating activities		22,096	19,902
Cash flow from investing activities:
Expenditure on property, plant and equipment		(1,787)	(1,720)
Deposits placed with corporation		(745)	(588)
Proceeds from redemption of Deposits with corporations		607	405
Loan given to subsidiaries		–	(76)
Loan repaid by subsidiaries		73	328
Proceeds from redemption of debentures		536	623
Investment in subsidiaries		(127)	(1,530)
Payment towards business transfer		(109)	(237)
Proceeds from liquidation of a subsidiary		–	173
Payment of contingent consideration pertaining to acquisition		–	(125)
Escrow and other deposits pertaining to Buyback		(420)	–
Redemption of escrow and other deposits pertaining to Buyback		420	–
Other receipts		47	49
Payments to acquire investments
Preference, equity securities and others		(5)	–
Liquid mutual fund units and fixed maturity plan securities		(48,139)	(31,814)
Tax free bonds and Government bonds		–	(318)
Non Convertible debentures		(1,456)	(3,398)
Government Securities		(3,450)	(7,346)
Certificates of deposit		(3,897)	–
Others		(5)	(13)
Proceeds on sale of investments
Preference and equity securities		9	73
Liquid mutual fund units and fixed maturity plan securities		48,219	32,996
Non-convertible debentures		1,939	944
Certificates of deposit		787	900
Government Securities		1,452	2,704
Tax free bonds and Government bonds		20	–
Commercial paper		–	–
Others		5	–
Interest received		1,658	1,340
Dividend received from subsidiary		1,218	321
Net cash (used in) / from investing activities		(3,150)	(6,309)
Cash flow from financing activities:
Payment of lease liabilities	2.3	(598)	(420)
Shares issued on exercise of employee stock options		11	9
Buyback of equity shares including transaction costs and tax on buyback		(11,125)	–
Other receipts		134	–
Payment of dividends		(12,697)	(9,155)
Net cash used in financing activities		(24,275)	(9,566)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	23
Net increase / (decrease) in cash and cash equivalents		(5,329)	4,027
Cash and cash equivalents at the beginning of the year	2.8	17,612	13,562
Cash and cash equivalents at the end of the year		12,270	17,612
Supplementary information:
Restricted cash balance	2.8	60	154

The accompanying notes form an integral part of the interim condensed standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Overview and Notes to the Interim Condensed Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The interim condensed standalone financial statements are approved for issue by the Company's Board of Directors on April 13, 2022.

1.2 Basis of preparation of financial statements

These interim condensed standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS) 34 Interim Financial Reporting, under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). Accordingly, these interim condensed standalone financial statements do not include all the information required for a complete set of financial statements. These interim condensed standalone financial statements should be read in conjunction with the standalone financial statements and related notes included in the Company’s Annual Report for the year ended March 31, 2022. The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year to date figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year to date figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the interim condensed standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed standalone financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed standalone financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from COVID-19 pandemic in the preparation of these interim condensed standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of the COVID-19 pandemic, the Company has, at the date of approval of these condensed financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these interim condensed standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.(Refer to note 2.16 and note 2.21)

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Refer to note 2.1

1.5 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16 – Property Plant and equipment - The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Company has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets – The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Company has evaluated the amendment and the impact is not expected to be material.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years.

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold(1)	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2022	1,428	10,060	3,307	1,238	6,802	2,050	796	44	25,725
Additions	1	55	50	14	492	22	21	–	655
Deletions*	–	–	(303)	(2)	(55)	(2)	–	–	(362)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at January 1, 2022	–	(3,740)	(2,738)	(969)	(4,993)	(1,569)	(464)	(36)	(14,509)
Depreciation	–	(94)	(58)	(26)	(224)	(47)	(35)	(1)	(485)
Accumulated depreciation on deletions*	–	–	302	2	54	2	–	–	360
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at January 1, 2022	1,428	6,320	569	269	1,809	481	332	8	11,216
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

The changes in the carrying value of property, plant and equipment for the three months ended March 31, 2021 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at January 1, 2021	1,390	9,305	3,085	1,133	6,326	1,910	740	43	23,932
Additions	8	241	59	63	251	46	48	1	717
Deletions	(1)	–	(3)	(1)	(47)	(4)	–	–	(56)
Gross carrying value as at March 31, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Accumulated depreciation as at January 1, 2021	–	(3,372)	(2,258)	(864)	(4,710)	(1,389)	(335)	(31)	(12,959)
Depreciation	–	(88)	(62)	(27)	(199)	(49)	(41)	(1)	(467)
Provision for impairment (Refer to note 2.22)	–	–	(283)	–	–	–	–	–	(283)
Accumulated depreciation on deletions	–	–	3	–	39	4	–	–	46
Accumulated depreciation as at March 31, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Carrying value as at January 1, 2021	1,390	5,933	827	269	1,616	521	405	12	10,973
Carrying value as at March 31, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at April 1, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at April 1, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

* During the three months ended and year ended March 31, 2022, certain assets which were old and not in use having gross book value of NIL (net book value: Nil) and 291 crore (net book value: Nil) respectively, were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,316	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Additions	82	508	113	110	975	92	134	1	2,015
Additions through Business transfer	–	–	–	–	6	–	2	–	8
Deletions	(1)	–	(10)	(9)	(141)	(15)	(17)	–	(193)
Gross carrying value as at March 31, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Accumulated depreciation as at April 1, 2020	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Depreciation	–	(346)	(273)	(112)	(804)	(202)	(145)	(6)	(1,888)
Provision for Impairment (Refer to note 2.19)	–	–	(283)	–	–	–	–	–	(283)
Accumulated depreciation on deletions	–	–	9	8	131	14	17	–	179
Accumulated depreciation as at March 31, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Carrying value as at April 1, 2020	1,316	5,924	985	307	1,493	629	421	17	11,092
Carrying value as at March 31, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.
(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Carrying value at the beginning	167	29
Goodwill on business transfer(1)	44	138
Carrying value at the end	211	167

(1)	Arising on transfer of the business of Brilliant Basics Limited to Infosys Limited

2.2.2 Other Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of year or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2022	553	2,686	124	3,363
Additions*	–	58	25	83
Deletion	–	(10)	–	(10)
Depreciation	(1)	(113)	(11)	(125)
Balance as at March 31, 2022	552	2,621	138	3,311

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the three months ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at January 1, 2021	558	2,571	109	3,238
Additions	–	288	11	299
Deletion	–	–	–	–
Depreciation	(2)	(93)	(7)	(102)
Balance as at March 31, 2021	556	2,766	113	3,435

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2021	556	2,766	113	3,435
Additions*	–	306	67	373
Deletion	–	(18)	–	(18)
Depreciation	(4)	(433)	(42)	(479)
Balance as at March 31, 2022	552	2,621	138	3,311

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2020	554	2,209	42	2,805
Additions	7	1,010	92	1,109
Additions through business transfer	–	8	–	8
Deletions	–	(89)	–	(89)
Depreciation	(5)	(372)	(21)	(398)
Balance as at March 31, 2021	556	2,766	113	3,435

* Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the interim condensed statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current lease liabilities	558	487
Non-current lease liabilities	3,228	3,367
Total	3,786	3,854

2.4 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current investments
Equity instruments of subsidiaries	9,061	8,933
Debentures of subsidiary	–	536
Redeemable Preference shares of subsidiary	1,318	1,318
Preference securities and equity instruments	194	167
Compulsorily convertible debentures	7	7
Others	76	42
Tax free bonds	1,901	2,131
Government bonds	–	13
Non-convertible debentures	3,459	3,669
Government Securities	6,853	5,302
Total non-current investments	22,869	22,118
Current investments
Liquid mutual fund units	1,337	1,326
Certificates of deposit	3,141	–
Tax free bonds	200	–
Government bonds	13	–
Government Securities	362	–
Non-convertible debentures	414	711
Total current investments	5,467	2,037
Total carrying value	28,336	24,155

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited(1)	662	660
33,828 (3,38,23,444) equity shares of 10,000/- (10/-) each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC#	2,637	2,637
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody Holding Company Inc	380	380
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	17	17
20,000 (20,000) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Bulgaria	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	–
10,00,000 (NIL) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	–
Infosys Germany GmbH
25,000 (Nil) shares EUR 1 per share, fully paid up	–	–
Infosys Turkey Bilgi Tekn
1 (Nil) share Turkish Liras 10,000 per share, fully paid up	–	–
Investment in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd	1,318	1,318
24,92,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
	10,379	10,251
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
Nil (5,36,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	–	536
	–	536
Investments carried at fair value through profit or loss
Compulsorily convertible debentures	7	7
Others (3)	76	42
	83	49
Investment carried at fair value through other comprehensive income
Preference securities	192	165
Equity instruments	2	2
	194	167
Quoted
Investments carried at amortized cost
Tax free bonds	1,901	2,131
Government bonds	–	13
	1,901	2,144
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,459	3,669
Government Securities	6,853	5,302
	10,312	8,971
Total non-current investments	22,869	22,118
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,337	1,326
	1,337	1,326
Investments carried at fair value through other comprehensive income
Certificate of deposits	3,141	–
	3,141	–
Quoted
Investments carried at amortized cost
Tax free bonds	200	–
Government bonds	13	–
	213	–
Investments carried at fair value through other comprehensive income
Government Securities	362	–
Non-convertible debentures	414	711
	776	711
Total current investments	5,467	2,037
Total investments	28,336	24,155
Aggregate amount of quoted investments	13,202	11,826
Market value of quoted investments (including interest accrued), current	1,003	713
Market value of quoted investments (including interest accrued), non current	12,551	11,507
Aggregate amount of unquoted investments	15,134	12,329
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	10,379	10,251
Investments carried at amortized cost	2,114	2,680
Investments carried at fair value through other comprehensive income	14,423	9,849
Investments carried at fair value through profit or loss	1,420	1,375

(1)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(2)	Uncalled capital commitments outstanding as of March 31, 2022 and March 31, 2021 was 11 crore and 10 crore, respectively.

Refer to note 2.10 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2022	March 31, 2021
Liquid mutual fund units	Quoted price	1,337	1,326
Tax free bonds and government bonds	Quoted price and market observable inputs	2,438	2,527
Non-convertible debentures	Quoted price and market observable inputs	3,873	4,380
Government Securities	Quoted price and market observable inputs	7,215	5,302
Certificate of deposit	Market observable inputs	3,141	–
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Compulsorily convertible debentures	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	76	42

Note : Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5 LOANS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	34	30
	34	30
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	23
Less: Allowance for credit impairment	–	23
	–	–
Total non - current loans	34	30
Current
Loans considered good - Unsecured
Loans to subsidiaries	–	96
Other Loans
Loans to employees	219	133
Total current loans	219	229
Total Loans	253	259

2.6 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Security deposits (1)	43	45
Net investment in Sublease of right of use asset (1)	320	348
Rental deposits (1)	134	164
Unbilled revenues (1)(5)#	215	11
Others (1)	15	45
Total non-current other financial assets	727	613
Current
Security deposits (1)	1	1
Rental deposits (1)	36	10
Restricted deposits (1)*	1,965	1,826
Unbilled revenues (1)(5)#	3,543	2,139
Interest accrued but not due (1)	323	553
Foreign currency forward and options contracts (2)(3)	131	178
Net investment in Sublease of right of use asset (1)	45	37
Others (1)(4)	536	482
Total current other financial assets	6,580	5,226
Total other financial assets	7,307	5,839
(1) Financial assets carried at amortized cost	7,176	5,661
(2) Financial assets carried at fair value through other comprehensive income	20	25
(3) Financial assets carried at fair value through Profit or Loss	111	153
(4) Includes dues from subsidiaries	220	182
(5) Includes dues from subsidiaries	419	82

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.7 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Trade Receivable considered good - Unsecured (2)	19,454	16,817
Less: Allowance for expected credit loss	488	423
Trade Receivable considered good - Unsecured	18,966	16,394
Trade Receivable - credit impaired - Unsecured	85	120
Less: Allowance for credit impairment	85	120
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables(1)	18,966	16,394
(1) Includes dues from companies where directors are interested	1	–
(2) Includes dues from subsidiaries	268	203

2.8 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balances with banks
In current and deposit accounts	9,375	13,792
Cash on hand		–
Others
Deposits with financial institutions	2,895	3,820
Total Cash and cash equivalents	12,270	17,612
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	1,471	11,948

Balances with banks held as margin money deposits against guarantees 1 71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of 60 crore and 154 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.9 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Capital advances	87	141
Advances other than capital advance
Others
Prepaid expenses	82	64
Defined benefit assets	10	9
Deferred contract cost(3)
Cost of obtaining a contract	151	57
Cost of fulfillment	273	16
Unbilled revenues(2)	156	175
Withholding taxes and others	657	687
Total non-current other assets	1,416	1,149
Current
Advances other than capital advance
Payment to vendors for supply of goods	183	131
Others
Prepaid expenses (1)	1,174	874
Unbilled revenues(2)	5,365	3,904
Deferred contract cost(3)
Cost of obtaining a contract	350	27
Cost of fulfillment	40	13
Withholding taxes and others	1,589	1,832
Other receivables	234	3
Total current other assets	8,935	6,784
Total other assets	10,351	7,933
(1) Includes dues from subsidiaries	204	237

(2)	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3)	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022 the Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (Refer to note 2.12)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

2.10 FINANCIAL INSTRUMENTS

Accounting Policy

2.10.1 Initial recognition

The Company recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.10.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.10.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.10.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.10.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Company considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	12,270	–	–	–	–	12,270	12,270
Investments (Refer to note2.4)
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,114	–	–	–	–	2,114	2,438
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposits	–	–	–	–	3,141	3,141	3,141
Non convertible debentures	–	–	–	–	3,873	3,873	3,873
Government Securities	–	–	–	–	7,215	7,215	7,215
Trade receivables (Refer to note 2.7)	18,966	–	–	–	–	18,966	18,966
Loans (Refer to note 2.5)	253	–	–	–	–	253	253
Other financial assets (Refer to note 2.6) (3)	7,176	–	111	–	20	7,307	7,216
Total	40,779	–	1,531	194	14,249	56,753	56,986
Liabilities:
Trade payables (Refer to note 2.13)	2,669	–	–	–	–	2,669	2,669
Lease liabilities (Refer to note 2.3)	3,786	–	–	–	–	3,786	3,786
Other financial liabilities (Refer to note 2.12)	10,084	–	8	–	3	10,095	10,095
Total	16,539	–	8	–	3	16,550	16,550

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(3)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.8)	17,612	–	–	–	–	17,612	17,612
Investments (Refer to note 2.4)
Preference securities, Equity instruments and others	–	–	42	167	–	209	209
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,144	–	–	–	–	2,144	2,527
Liquid mutual fund units	–	–	1,326	–	–	1,326	1,326
Redeemable, non-convertible debentures (1)	536	–	–	–	–	536	536
Non convertible debentures	–	–	–	–	4,380	4,380	4,380
Government Securities	–	–	–	–	5,302	5,302	5,302
Trade receivables (Refer to note 2.7)	16,394	–	–	–	–	16,394	16,394
Loans (Refer to note 2.5)	259	–	–	–	–	259	259
Other financial assets (Refer to note 2.6)(4)	5,661	–	153	–	25	5,839	5,747
Total	42,606	–	1,528	167	9,707	54,008	54,299
Liabilities:
Trade payables (Refer to note 2.13)	1,562	–	–	–	–	1,562	1,562
Lease Liabilities (Refer to note 2.3)	3,854	–	–	–	–	3,854	3,854
Other financial liabilities (Refer to note 2.12)	6,873	–	14	–	–	6,887	6,887
Total	12,289	–	14	–	–	12,303	12,303

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the Balance Sheet date, the carrying amounts approximate the fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2022 is as follows:

 (In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer to note 2.4)	2,425	1,238	1,187	–
Investments in government bonds (Refer to note 2.4)	13	13	–	–
Investments in liquid mutual fund units (Refer to note 2.4)	1,337	1,337	–	–
Investments in certificates of deposit (Refer to note 2.4)	3,141	–	3,141	–
Investments in non convertible debentures (Refer to note 2.4)	3,873	3,472	401	–
Investments in government securities (Refer to note 2.4)	7,215	7,177	38	–
Investments in equity instruments (Refer to note 2.4)	2	–	–	2
Investments in preference securities (Refer to note 2.4)	192	–	–	192
Investments in compulsorily convertible debentures (Refer to note 2.4)	7	–	–	7
Other investments (Refer to note 2.4)	76	–	–	76
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	131	–	131	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer to note 2.12)	11	–	11	–

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds and non-convertible debentures of 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2021 was as follows:

(In crore)

Particulars	As at March 31, 2021	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer to note 2.4)	2,513	1,352	1,161	–
Investments in government bonds (Refer to note 2.4)	14	14	–	–
Investments in liquid mutual fund units (Refer to note 2.4)	1,326	1,326	–	–
Investments in non convertible debentures (Refer to note 2.4)	4,380	4,085	295	–
Investments in government securities (Refer to note 2.4)	5,302	5,302	–	–
Investments in equity instruments (Refer to note 2.4)	2	–	–	2
Investments in preference securities (Refer to note 2.4)	165	–	–	165
Investments in compulsorily convertible debentures (Refer to note 2.4)	7	–	–	7
Other investments (Refer to note 2.4)	42	–	–	42
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer to note 2.6)	178	–	178	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.12)	9	–	9	–
Liability towards contingent consideration (Refer to note 2.12)	5	–	–	5

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price. Further tax free bonds and non-convertible debentures of 1,177 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and Deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

2.11 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity include remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.11.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,103	2,130
4,206,738,641(4,260,660,846) equity shares fully paid-up
	2,103	2,130

(1) Refer to note 2.20 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently.

For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2022		As at March 31, 2021
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,26,06,60,846	2,130	4,25,89,92,566	2,129
Add: Shares issued on exercise of employee stock options	18,85,132	1	1,668,280	1
Less: Shares bought back	5,58,07,337	28	–	–
As at the end of the period	4,20,67,38,641	2,103	4,260,660,846	2,130

Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in April 2021:

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021. The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.
In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As at March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.11.2 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:-

(in )

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Interim dividend for fiscal 2022	–	–	15.00	–
Final dividend for fiscal 2021	–	–	15.00	–
Interim dividend for fiscal 2021	–	–	–	12.00
Final dividend for fiscal 2020	–	–	–	9.50

During the year ended March 31, 2022 on account of the final dividend for fiscal 2021, and interim dividend for fiscal 2022 the Company has incurred a net cash outflow of 12,700 crore.

The Board of Directors in their meeting on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022 and if approved would result in a net cash outflow of approximately 6,731 crore.

During the year ended March 31, 2022, the Company received dividend from its majority owned subsidiary amounting to 558 crore and 1,150 crore, respectively.

2.11.3 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan , up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The restricted stock units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 13,725,712 and 15,514,732 shares as at March 31, 2022 and March 31, 2021, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The following is the summary of grants during the three months and year ended March 31, 2022 and March 31, 2021 :

	2019 plan				2015 plan
Particulars	Three months ended March 31,		Year ended March 31,		Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Equity settled RSU
KMPs	74,800	106,000	148,762	313,808	182,846	253,054	284,543	457,151
Employees other than KMPs	2,701,867	1,282,600	2,701,867	1,282,600	1,280,610	2,144,960	1,305,880	2,203,460
Total Grants	2,776,667	1,388,600	2,850,629	1,596,408	1,463,456	2,398,014	1,590,423	2,660,611
Cash settled RSU
KMPs	–	–	–	–	–	–	–	–
Employees other than KMPs	–	–	–	–	49,960	115,250	49,960	115,250
	–	–	–	–	49,960	115,250	49,960	115,250
Total Grants	2,776,667	1,388,600	2,850,629	1,596,408	1,513,416	2,513,264	1,640,383	2,775,861

Notes on grants to KMP:

CEO & MD

Under the 2015 plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU’s were granted effective May 2, 2021.

Under the 2019 plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSU’s were granted effective May 2, 2021.

Other KMPs

Under the 2015 plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 154,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Granted to:
KMP	14	20	65	76
Employees other than KMP	88	47	307	221
Total (1)	102	67	372	297
(1) Cash settled stock compensation expense included in the above	2	18	13	71

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU
Weighted average share price () / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price () / ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-31	26-34	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-2	4-5	0.1-0.3
Weighted average fair value as on grant date () / ($ ADS)	1,661	22.88	1,124	16.19

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Compensated absences	86	91
Accrued compensation to employees (1)	8	–
Accrued expenses (1)(4)	503	163
Other payables (1)(6)	79	5
Total non-current other financial liabilities	676	259
Current
Unpaid dividends (1)	36	33
Others
Accrued compensation to employees (1)	2,999	2,915
Accrued expenses (1)(4)	4,603	2,944
Retention monies (1)	12	13
Payable for acquisition of business - Contingent consideration (2)	–	5
Capital creditors (1)	395	340
Compensated absences	1,764	1,640
Other payables (1)(5)(6)	1,449	460
Foreign currency forward and options contracts (2)(3)	11	9
Total current other financial liabilities	11,269	8,359
Total other financial liabilities	11,945	8,618
(1) Financial liability carried at amortized cost	10,084	6,873
(2) Financial liability carried at fair value through profit or loss	8	14
(3) Financial liability carried at fair value through other comprehensive income	3	–
(4) Includes dues to subsidiaries	7	74
(5) Includes dues to subsidiaries	316	174
Contingent consideration on undiscounted basis	–	5

(6)	Deferred contract cost in note 2.9 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022 the Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability.

2.13 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Outstanding dues of micro enterprises and small enterprises	3	–
Outstanding dues of creditors other than micro enterprises and small enterprises(1)	2,666	1,562
Total trade payables	2,669	1,562
(1) Includes dues to subsidiaries	613	400

2.14 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non current
Accrued defined benefit plan liability	332	274
Others
Deferred income	9	16
Deferred income - government grants	19	14
Withholding taxes and others	–	345
Total non - current other liabilities	360	649

Current
Accrued defined benefit plan liability	2	3
Unearned revenue	5,179	3,145
Others
Deferred income - government grants	10	2
Withholding taxes and others	2,190	1,666
Total current other liabilities	7,381	4,816
Total other liabilities	7,741	5,465

2.15 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Others
Post-sales client support and others	920	661
Total provisions	920	661

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.16 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Current taxes	1,606	1,512	6,960	6,013
Deferred taxes	125	69	300	416
Income tax expense	1,731	1,581	7,260	6,429

Income tax expense for the three months ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 221 crore and 59 crore, respectively. Income tax expense for the year ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 250 crore and 298 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

Deferred income tax for the three months and year ended March 31, 2022 and March 31, 2021, substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.17 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Company is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Company uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Such Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to expenses over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Company presents revenues net of indirect taxes in its statement of profit and loss.

Revenue from operations for the three months and year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Revenue from software services	27,353	22,443	103,615	85,669
Revenue from products and platforms	73	54	325	243
Total revenue from operations	27,426	22,497	103,940	85,912

The Company has evaluated the impact of COVID – 19 pandemic on (i) the possibility of constraints in our ability to render services which may require revision of estimations of costs to complete the contract because of additional efforts; (ii) onerous obligations; (iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The company has concluded that the impact of COVID – 19 pandemic is not significant based on these estimates. Due to the nature of the COVID – 19 pandemic, the company will continue to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the three months and year ended March 31, 2022 and March 31, 2021 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Revenue by offerings
Core	10,754	10,655	43,410	43,810
Digital	16,672	11,842	60,530	42,102
Total	27,426	22,497	103,940	85,912

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

2.18 OTHER INCOME, NET

2.18.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.18.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the three months and year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	37	37	151	143
Deposit with Bank and others	146	220	668	951
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, certificates of deposit and government securities	170	121	580	372
Income on investments carried at fair value through other comprehensive income	–	2	1	80
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	–	–	–	8
Gain / (loss) on liquid mutual funds and other investments	45	7	127	70
Dividend received from subsidiary (1)	68	–	1,218	321
Exchange gains/(losses) on foreign currency forward and options contracts	(35)	153	189	558
Exchange gains/(losses) on translation of assets and liabilities	149	(80)	105	(279)
Miscellaneous income, net	10	44	185	243
Total other income	590	504	3,224	2,467

(1)	The Company received dividend from its wholly owned subsidiary - Infosys BPM Limited and Brilliant Basics Holdings Limited

2.19 EXPENSES

Accounting Policy

2.19.1 Gratuity and Pension

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.19.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

2.19.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.19.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security,2020 (‘Code’) relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Employee benefit expenses
Salaries including bonus	12,887	11,154	49,575	43,605
Contribution to provident and other funds	400	253	1,417	1,146
Share based payments to employees (Refer to note 2.11)	102	67	372	297
Staff welfare	75	58	300	131
	13,464	11,532	51,664	45,179
Cost of software packages and others
For own use	307	238	1,062	942
Third party items bought for service delivery to clients	558	312	1,923	1,116
	865	550	2,985	2,058
Other expenses
Power and fuel	26	22	93	99
Brand and Marketing	167	84	444	288
Short-term leases	3	4	12	24
Rates and taxes	61	63	205	192
Repairs and Maintenance	204	266	824	1,050
Consumables	6	8	29	22
Insurance	35	26	135	108
Provision for post-sales client support and others	3	2	77	47
Commission to non-whole time directors	4	1	11	6
Impairment loss recognized / (reversed) under expected credit loss model	7	3	117	152
Auditor's remuneration
Statutory audit fees	2	1	5	5
Tax matters	–	–	–	–
Other services	–	–	–	1
Contributions towards Corporate Social Responsibility
Towards CSR*	75	102	397	412
Proposed transfer of CSR assets	–	283	–	283
Others	71	23	141	54
	664	888	2,490	2,743

*	Figures for the year ended March 31, 2021, includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary ‘Infosys Green Forum’ under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.

2.20 BASIC AND DILUTED SHARES USED IN COMPUTING EARNINGS PER EQUITY SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.21 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	4,245	3,753
[Amount paid to statutory authorities 5,617 crore (5,827 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,092	609
(net of advances and deposits)(2)
Other Commitments*	11	10

*	Uncalled capital pertaining to investments

(1)

As at March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,898 crore. As at March 31, 2021, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,424 crore.

The claims against the Company primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.

Amount paid to statutory authorities against the tax claims amounted to 5,607 crore and 5,817 crore as at March 31, 2022 and March 31, 2021, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipments.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.22 RELATED PARTY TRANSACTIONS

Refer to the Company's Annual Report for the year ended March 31, 2021 for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the year ended March 31, 2022, the following are the changes in the subsidiaries:

–	Simplus North America Inc., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective April 27, 2021.
–	Simplus Europe, Ltd., a wholly-owned subsidiary of Outbox Systems Inc., has been liquidated effective July 20, 2021.
–	Stater GmbH, a wholly-owned subsidiary of Stater N.V., was incorporated on August 4, 2021.
–	Infosys Green Forum, a wholly-owned subsidiary of Infosys Limited, was incorporated on August 31, 2021.
–	Infosys Consulting (Shanghai) Co., Ltd., a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective September 01, 2021.
–	Sqware Peg Digital Pty Ltd, a wholly-owned subsidiary of Simplus Australia Pty Ltd, has been liquidated effective September 02, 2021.
–	Beringer Commerce Inc. renamed as Blue Acorn iCi Inc.
–	Infosys Canada Public Services, Inc., a wholly-owned subsidiary of Infosys Public Services, Inc. has been liquidated effective November 23, 2021.
–	On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Global Enterprise International (Malaysia) Sdn. Bhd., renamed as Infosys (Malaysia) SDN. BHD.
–	Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.), a wholly-owned subsidiary of Infosys Consulting Holding AG, has been liquidated effective December 16, 2021.
–	WongDoody Holding Company Inc. (WongDoody) merged into WongDoody, Inc effective December 31, 2021.
–	WDW Communications, Inc merged into WongDoody, Inc effective December 31, 2021.
–	SureSource LLC , Blue Acorn LLC and Simply Commerce LLC , merged into Beringer Commerce Holdings LLC effective January 1, 2022.
–	iCiDIGITAL LLC, merged into Beringer Capital Digital Group Inc effective January 1, 2022.
–	Beringer Capital Digital Group Inc, Mediotype LLC and Beringer Commerce Holdings LLC, merged into Blue Acorn iCi Inc effective January 1, 2022.
–	Infosys Business Solutions LLC, a wholly-owned subsidiary of Infosys Limited, was incorporated on February 20, 2022.
–	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
–	On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) )
–	Brilliant Basics Holdings Limited (Brilliant Basics), a wholly-owned subsidiary of Infosys Limited, is under liquidation.
–	Brilliant Basics Limited, a wholly-owned subsidiary of Brilliant Basics Holdings Limited (Brilliant Basics), is under liquidation.
–	Infosys Foundation , a trust jointly controlled by KMPs effective January 1, 2022

The Company’s material related party transactions during the three months and year ended March 31, 2022 and March 31, 2021 and outstanding balances as at March 31, 2022 and March 31, 2021 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Change in key management personnel

The following are the changes in the Key management personnel:

-	U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021).

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	29	37	134	144
Commission and other benefits to non-executive / independent directors	4	1	11	6
Total	33	38	145	150

(1)	Total employee stock compensation expense for the three months ended March 31, 2022 and March 31, 2021 includes a charge of 14 crore and 20 crore, respectively, towards key managerial personnel. For the year ended March 31, 2022 and March 31, 2021, includes a charge of 65 crore and 76 crore respectively, towards key managerial personnel. (Refer to note 2.11)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.23 SEGMENT REPORTING

The Company publishes this financial statement along with the interim condensed consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the interim condensed consolidated financial statements.

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2022

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF INFOSYS LIMITED

Report on the Audit of the Standalone Financial Statements

Opinion

We have audited the accompanying standalone financial statements of INFOSYS LIMITED (the “Company”), which comprise the Balance Sheet as at March 31, 2022, the Statement of Profit and Loss (including Other Comprehensive Income), the Statement of Changes in Equity and the Statement of Cash Flows for the year ended on that date and a summary of significant accounting policies and other explanatory information (hereinafter referred to as the “standalone financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid standalone financial statements give the information required by the Companies Act, 2013 (the “Act”) in the manner so required and give a true and fair view in conformity with the Indian Accounting Standards prescribed under section 133 of the Act read with the Companies (Indian Accounting Standards) Rules, 2015, as amended, (“Ind AS”) and other accounting principles generally accepted in India, of the state of affairs of the Company as at March 31, 2022 and its profit, total comprehensive income, changes in equity and its cash flows for the year ended on that date.

Basis for Opinion

We conducted our audit of the standalone financial statements in accordance with the Standards on Auditing (“SA”s) specified under section 143(10) of the Act. Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the Standalone Financial Statements section of our report. We are independent of the Company in accordance with the Code of Ethics issued by the Institute of Chartered Accountants of India (“ICAI”) together with the ethical requirements that are relevant to our audit of the standalone financial statements under the provisions of the Act and the Rules made thereunder, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ICAI’s Code of Ethics. We believe that the audit evidence obtained by us is sufficient and appropriate to provide a basis for our audit opinion on the standalone financial statements.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the standalone financial statements of the current period. These matters were addressed in the context of our audit of the standalone financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. We have determined the matters described below to be the key audit matters to be communicated in our report.

Sr. No.	Key Audit Matter	Auditor’s Response
1	Revenue recognition	Principal Audit Procedures Performed

The Company’s contracts with customers include contracts with multiple products and services. The Company derives revenues from IT services comprising software development and related services, maintenance, consulting and package implementation, licensing of software products and platforms across the Company’s core and digital offerings and business process management services. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables involves significant judgement.

In certain integrated services arrangements, contracts with customers include subcontractor services or third-party vendor equipment or software. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the products or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the products or service and therefore, is acting as a principal or an agent.

Fixed price maintenance revenue is recognized ratably either on (1) a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from the services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

As certain contracts with customers involve management’s judgment in (1) identifying distinct performance obligations, (2) determining whether the Company is acting as a principal or an agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method, revenue recognition from these judgments were identified as a key audit matter and required a higher extent of audit effort.

Refer Notes 1.4 and 2.18 to the standalone financial statements.

Our audit procedures related to the (1) identification of distinct performance obligations, (2) determination of whether the Company is acting as a principal or agent and (3) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method included the following, among others:

•        We tested the effectiveness of controls relating to the (a) identification of distinct performance obligations, (b) determination of whether the Company is acting as a principal or an agent and (c) determination of whether fixed price maintenance revenue for certain contracts is recognized on a straight-line basis or using the percentage of completion method.

•        We selected a sample of contracts with customers and performed the following procedures:

–      Obtained and read contract documents for each selection, including master service agreements, and other documents that were part of the agreement.

–      Identified significant terms and deliverables in the contract to assess management’s conclusions regarding the (i) identification of distinct performance obligations (ii) whether the Company is acting as a principal or an agent and (iii) whether fixed price maintenance revenue is recognized on a straight-line basis or using the percentage of completion method.

2	Revenue recognition - Fixed price contracts using the percentage of completion method	Principal Audit Procedures Performed

Fixed price maintenance revenue is recognized ratably either (1) on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or (2) using a percentage of completion method when the pattern of benefits from services rendered to the customer and the Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method.

Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

We identified the estimate of total efforts or costs to complete fixed price contracts measured using the percentage of completion method as a key audit matter as the estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information. This estimate has a high inherent uncertainty and requires consideration of progress of the contract, efforts or costs incurred to-date and estimates of efforts or costs required to complete the remaining contract performance obligations over the term of the contracts.

This required a high degree of auditor judgment in evaluating the audit evidence and a higher extent of audit effort to evaluate the reasonableness of the total estimated amount of revenue recognized on fixed-price contracts.

Refer Notes 1.4 and 2.18 to the standalone financial statements.

Our audit procedures related to estimates of total expected costs or efforts to complete for fixed-price contracts included the following, among others:

•        We tested the effectiveness of controls relating to (1) recording of efforts or costs incurred and estimation of efforts or costs required to complete the remaining contract performance obligations and (2) access and application controls pertaining to time recording, allocation and budgeting systems which prevents unauthorised changes to recording of efforts incurred.

•        We selected a sample of fixed price contracts with customers measured the using percentage-of-completion method and performed the following:

–      Evaluated management’s ability to reasonably estimate the progress towards satisfying the performance obligation by comparing actual efforts or costs incurred to prior year estimates of efforts or costs budgeted for performance obligations that have been fulfilled.

–      Compared efforts or costs incurred with Company’s estimate of efforts or costs incurred to date to identify significant variations and evaluate whether those variations have been considered appropriately in estimating the remaining costs or efforts to complete the contract.

-          Tested the estimate for consistency with the status of delivery of milestones and customer acceptances and sign off from customers to identify possible delays in achieving milestones, which require changes in estimated costs or efforts to complete the remaining performance obligations.

Information Other than the Financial Statements and Auditor’s Report Thereon

The Company’s Board of Directors is responsible for the other information. The other information comprises the information included in the Management Discussion and Analysis, Board’s Report including Annexures to Board’s Report, Business Responsibility Report, Corporate Governance and Shareholder’s Information, but does not include the consolidated financial statements, standalone financial statements and our auditor’s report thereon.

Our opinion on the standalone financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the standalone financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the standalone financial statements or our knowledge obtained during the course of our audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Management’s Responsibilities for the Standalone Financial Statements

The Company’s Board of Directors is responsible for the matters stated in section 134(5) of the Act with respect to the preparation of these standalone financial statements that give a true and fair view of the financial position, financial performance, including other comprehensive income, changes in equity and cash flows of the Company in accordance with the Ind AS and other accounting principles generally accepted in India. This responsibility also includes maintenance of adequate accounting records in accordance with the provisions of the Act for safeguarding the assets of the Company and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the standalone financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error.

In preparing the standalone financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

The Board of Directors is also responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Standalone Financial Statements

Our objectives are to obtain reasonable assurance about whether the standalone financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these standalone financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the standalone financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal financial control relevant to the audit in order to design audit procedures that are appropriate in the circumstances. Under section 143(3)(i) of the Act, we are also responsible for expressing our opinion on whether the Company has adequate internal financial controls system in place and the operating effectiveness of such controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the standalone financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the standalone financial statements, including the disclosures, and whether the standalone financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Materiality is the magnitude of misstatements in the standalone financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the standalone financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the standalone financial statements.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the standalone financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on Other Legal and Regulatory Requirements

1.	As required by Section 143(3) of the Act, based on our audit we report that:

a)	We have sought and obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit.

b)	In our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books.

c)	The Balance Sheet, the Statement of Profit and Loss including Other Comprehensive Income, Statement of Changes in Equity and the Statement of Cash Flows dealt with by this Report are in agreement with the books of account.

d)	In our opinion, the aforesaid standalone financial statements comply with the Ind AS specified under Section 133 of the Act.

e)	On the basis of the written representations received from the directors as on March 31, 2022 taken on record by the Board of Directors, none of the directors is disqualified as on March 31, 2022 from being appointed as a director in terms of Section 164(2) of the Act.

f)	With respect to the adequacy of the internal financial controls over financial reporting of the Company and the operating effectiveness of such controls, refer to our separate Report in “Annexure A”. Our report expresses an unmodified opinion on the adequacy and operating effectiveness of the Company’s internal financial controls over financial reporting.

g)	With respect to the other matters to be included in the Auditor’s Report in accordance with the requirements of section 197(16) of the Act, as amended:

In our opinion and to the best of our information and according to the explanations given to us, the remuneration paid by the Company to its directors during the year is in accordance with the provisions of section 197 of the Act.

h)	With respect to the other matters to be included in the Auditor’s Report in accordance with Rule 11 of the Companies (Audit and Auditors) Rules, 2014, as amended, in our opinion and to the best of our information and according to the explanations given to us:

i.	The Company has disclosed the impact of pending litigations on its financial position in its standalone financial statements.

ii.	The Company has made provision, as required under the applicable law or accounting standards, for material foreseeable losses, if any, on long-term contracts including derivative contracts.

iii.	There has been no delay in transferring amounts, required to be transferred, to the Investor Education and Protection Fund by the Company.

iv.

(a) The Management has represented that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been advanced or loaned or invested (either from borrowed funds or share premium or any other sources or kind of funds) by the Company to or in any other person or entity, including foreign entity (“Intermediaries”), with the understanding, whether recorded in writing or otherwise, that the Intermediary shall, whether, directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(b) The Management has represented, that, to the best of its knowledge and belief, no funds (which are material either individually or in the aggregate) have been received by the Company from any person or entity, including foreign entity (“Funding Parties”), with the understanding, whether recorded in writing or otherwise, that the Company shall, whether, directly or indirectly, lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (“Ultimate Beneficiaries”) or provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries;

(c) Based on the audit procedures that have been considered reasonable and appropriate in the circumstances, nothing has come to our notice that has caused us to believe that the representations under sub-clause (i) and (ii) of Rule 11(e), as provided under (a) and (b) above, contain any material misstatement.

v.	As stated in Note 2.12.3 to the standalone financial statements

(a)	The final dividend proposed in the previous year, declared and paid by the Company during the year is in accordance with Section 123 of the Act, as applicable.

(b)	The interim dividend declared and paid by the Company during the year and until the date of this report is in compliance with Section 123 of the Act.

(c)	The Board of Directors of the Company have proposed final dividend for the year which is subject to the approval of the members at the ensuing Annual General Meeting. The amount of dividend proposed is in accordance with section 123 of the Act, as applicable.

2.	As required by the Companies (Auditor’s Report) Order, 2020 (the “Order”) issued by the Central Government in terms of Section 143(11) of the Act, we give in “Annexure B” a statement on the matters specified in paragraphs 3 and 4 of the Order.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZSRL7491
Place: Bengaluru Date: April 13, 2022

ANNEXURE “A” TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 1(f) under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

Report on the Internal Financial Controls Over Financial Reporting under Clause (i) of sub-section 3 of Section 143 of the Companies Act, 2013 (the “Act”)

We have audited the internal financial controls over financial reporting of INFOSYS LIMITED (the “Company”) as of March 31, 2022 in conjunction with our audit of the standalone Ind AS financial statements of the Company for the year ended on that date.

Management’s Responsibility for Internal Financial Controls

The Management of the Company is responsible for establishing and maintaining internal financial controls based on the internal control over financial reporting criteria established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the Institute of Chartered Accountants of India (the “ICAI”). These responsibilities include the design, implementation and maintenance of adequate internal financial controls that were operating effectively for ensuring the orderly and efficient conduct of its business, including adherence to company’s policies, the safeguarding of its assets, the prevention and detection of frauds and errors, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information, as required under the Act.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company's internal financial controls over financial reporting of the Company based on our audit. We conducted our audit in accordance with the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting (the “Guidance Note”) issued by the ICAI and the Standards on Auditing prescribed under Section 143(10) of the Companies Act, 2013, to the extent applicable to an audit of internal financial controls. Those Standards and the Guidance Note require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether adequate internal financial controls over financial reporting was established and maintained and if such controls operated effectively in all material respects.

Our audit involves performing procedures to obtain audit evidence about the adequacy of the internal financial controls system over financial reporting and their operating effectiveness. Our audit of internal financial controls over financial reporting included obtaining an understanding of internal financial controls over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.

We believe that the audit evidence we have obtained, is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal financial controls system over financial reporting.

Meaning of Internal Financial Controls over Financial Reporting

A company's internal financial control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal financial control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorisations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Inherent Limitations of Internal Financial Controls over Financial Reporting

Because of the inherent limitations of internal financial controls over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal financial controls over financial reporting to future periods are subject to the risk that the internal financial control over financial reporting may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, to the best of our information and according to the explanations given to us, the Company has, in all material respects, an adequate internal financial controls system over financial reporting and such internal financial controls over financial reporting were operating effectively as at March 31, 2022, based on the criteria for internal financial control over financial reporting established by the Company considering the essential components of internal control stated in the Guidance Note on Audit of Internal Financial Controls Over Financial Reporting issued by the ICAI.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZSRL7491
Place: Bengaluru Date: April 13, 2022

ANNEXURE ‘B’ TO THE INDEPENDENT AUDITOR’S REPORT

(Referred to in paragraph 2 under ‘Report on Other Legal and Regulatory Requirements’ section of our report to the Members of Infosys Limited of even date)

To the best of our information and according to the explanations provided to us by the Company and the books of account and records examined by us in the normal course of audit, we state that:

i.	In respect of the Company’s Property, Plant and Equipment and Intangible Assets:
(a)	(A) The Company has maintained proper records showing full particulars, including quantitative details and situation of Property, Plant and Equipment and relevant details of right-of-use assets.
(B) The Company has maintained proper records showing full particulars of intangible assets.

(b)       The Company has a program of physical verification of Property, Plant and Equipment and right-of-use assets so to cover all the assets once every three years which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. Pursuant to the program, certain Property, Plant and Equipment were due for verification during the year and were physically verified by the Management during the year. According to the information and explanations given to us, no material discrepancies were noticed on such verification.

(c)       Based on our examination of the property tax receipts and lease agreement for land on which building is constructed, registered sale deed / transfer deed / conveyance deed provided to us, we report that, the title in respect of self-constructed buildings and title deeds of all other immovable properties (other than properties where the company is the lessee and the lease agreements are duly executed in favour of the lessee), disclosed in the financial statements included under Property, Plant and Equipment are held in the name of the Company as at the balance sheet date.

(d)       The Company has not revalued any of its Property, Plant and Equipment (including right-of-use assets) and intangible assets during the year.

(e)       No proceedings have been initiated during the year or are pending against the Company as at March 31, 2022 for holding any benami property under the Benami Transactions (Prohibition) Act, 1988 (as amended in 2016) and rules made thereunder.

ii.	(a) The Company does not have any inventory and hence reporting under clause 3(ii)(a) of the Order is not applicable.
(b) The Company has not been sanctioned working capital limits in excess of ₹ 5 crore, in aggregate, at any points of time during the year, from banks or financial institutions on the basis of security of current assets and hence reporting under clause 3(ii)(b) of the Order is not applicable.

iii.            The Company has made investments in, companies, firms, Limited Liability Partnerships, and granted unsecured loans to other parties, during the year, in respect of which:

(a)        The Company has not provided any loans or advances in the nature of loans or stood guarantee, or provided security to any other entity during the year, and hence reporting under clause 3(iii)(a) of the Order is not applicable.

(b)        In our opinion, the investments made and the terms and conditions of the grant of loans, during the year are, prima facie, not prejudicial to the Company’s interest.

(c)        In respect of loans granted by the Company, the schedule of repayment of principal and payment of interest has been stipulated and the repayments of principal amounts and receipts of interest are generally been regular as per stipulation.

(d)        In respect of loans granted by the Company, there is no overdue amount remaining outstanding as at the balance sheet date.

(e)        No loan granted by the Company which has fallen due during the year, has been renewed or extended or fresh loans granted to settle the overdues of existing loans given to the same parties.

(f)         The Company has not granted any loans or advances in the nature of loans either repayable on demand or without specifying any terms or period of repayment during the year. Hence, reporting under clause 3(iii)(f) is not applicable.

The Company has not provided any guarantee or security or granted any advances in the nature of loans, secured or unsecured, to companies, firms, Limited Liability Partnerships or any other parties.

iv.            The Company has complied with the provisions of Sections 185 and 186 of the Companies Act, 2013 in respect of loans granted, investments made and guarantees and securities provided, as applicable.

v.            The Company has not accepted any deposit or amounts which are deemed to be deposits. Hence, reporting under clause 3(v) of the Order is not applicable.

vi.            The maintenance of cost records has not been specified by the Central Government under sub-section (1) of section 148 of the Companies Act, 2013 for the business activities carried out by the Company. Hence, reporting under clause (vi) of the Order is not applicable to the Company.

vii.            In respect of statutory dues:

(a)	In our opinion, the Company has generally been regular in depositing undisputed statutory dues, including Goods and Services tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues applicable to it with the appropriate authorities.

There were no undisputed amounts payable in respect of Goods and Service tax, Provident Fund, Employees’ State Insurance, Income Tax, Sales Tax, Service Tax, duty of Custom, duty of Excise, Value Added Tax, Cess and other material statutory dues in arrears as at March 31, 2022 for a period of more than six months from the date they became payable.

(b)	Details of statutory dues referred to in sub-clause (a) above which have not been deposited as on March 31, 2022 on account of disputes are given below:

Nature of the statute	Nature of dues	Forum where Dispute is Pending	Period to which the Amount Relates	Amount ₹ crore
The Income Tax Act, 1961	Income Tax	Income Tax Appellate Tribunal (2)	AY (1) 2012-13 and AY (1) 2016-17	1,030
	Income Tax	Appellate Authority upto Commissioner level	AY (1) 2008-09 to AY (1) 2011-12; AY (1) 2013-14 to AY (1) 2022-23	5,216
Customs Act, 1962	Duty of Custom	Specified Officer of SEZ	FY (1) 2008-09 to FY (1) 2011-12	5
Central Excise Act, 1944	Duty of Excise	Supreme Court of India (4)	FY (1) 2005-06 to FY (1) 2015-16	68
	Duty of Excise	Customs Excise and Service Tax Appellate Tribunal	FY (1) 2015-16	- (5)
Goods and Service Tax Act, 2017	Goods and Service Tax	Appellate Authority upto Commissioner level	FY (1) 2019-20	6
Sales Tax Act and VAT Laws	Sales Tax	Appellate Authority upto Commissioner level (4)	FY (1) 2006-07 to FY (1) 2010-11 and FY (1) 2014-15 to FY (1) 2016-17	21
	Sales Tax	High Court of Andhra Pradesh	FY (1) 2007-08	- (5)
Finance Act, 1994	Service Tax	Customs Excise and Service Tax Appellate Tribunal (3)	FY (1) 2004-05 to FY (1) 2017-18	327
	Service Tax	Appellate Authority upto Commissioner level	FY (1) 2015-16 to FY 2017-18	1
The National Internal Revenue Code of 1997	Corporate Income tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	1
The National Internal Revenue Code of 1997	Withholding tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	1
The National Internal Revenue Code of 1997	Value Added Tax	Commissioner of Bureau of Internal Revenue, Philippines	FY (1) 2017-18	2
Income Tax Assessment Act (ITAA 1936)	Corporate Income tax	Administrative Appeals Tribunal, Australia	FY (1) 2011-12 to FY (1) 2016-17	188
UK Finance Act 1998	Corporation Tax	Her Majesty's Revenue and Customs (HMRC) Tax Officer, United Kingdom(4)	FY (1) 2014-15 to FY (1) 2016-17	197
Central Sales Tax Act, 1956	Central Sales Tax	Appellate Authority upto Commissioner Level	FY (1) 2016-17	-(5)
The Karnataka [Gram Swaraj and Panchayat Raj] Act, 1993	Panchayat Property Tax	City Municipal Council	FY (1) 2017-18 and FY (1) 2018-19	16
	Panchayat Property Tax	High Court of Bangalore (Karnataka)	FY (1) 2018-19 to FY (1) 2020-21	16

Footnotes:

(1) AY=Assessment Year; FY= Financial Year.

(2) In respect of A.Y. 2012-13, stay order has been granted against ₹1,029 crore disputed which has not been deposited.

(3) Stay order has been granted against ₹60 crore disputed which has not been deposited.

(4) Stay order has been granted.

(5) Less than ₹ 1 crore.

viii.	There were no transactions relating to previously unrecorded income that have been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (43 of 1961).
ix.

(a) The Company has not taken any loans or other borrowings from any lender. Hence reporting under clause 3(ix)(a) of the Order is not applicable.

(b) The Company has not been declared wilful defaulter by any bank or financial institution or government or any government authority.

(c) The Company has not taken any term loan during the year and there are no outstanding term loans at the beginning of the year and hence, reporting under clause 3(ix)(c) of the Order is not applicable.

(d) On an overall examination of the financial statements of the Company, funds raised on short-term basis have, prima facie, not been used during the year for long-term purposes by the Company.

(e) On an overall examination of the financial statements of the Company, the Company has not taken any funds from any entity or person on account of or to meet the obligations of its subsidiaries.

(f) The Company has not raised any loans during the year and hence reporting on clause 3(ix)(f) of the Order is not applicable.

x.

a) The Company has not raised moneys by way of initial public offer or further public offer (including debt instruments) during the year and hence reporting under clause 3(x)(a) of the Order is not applicable.

(b) During the year, the Company has not made any preferential allotment or private placement of shares or convertible debentures (fully or partly or optionally) and hence reporting under clause 3(x)(b) of the Order is not applicable.

xi.

(a) No fraud by the Company and no material fraud on the Company has been noticed or reported during the year.

(b) No report under sub-section (12) of section 143 of the Companies Act has been filed in Form ADT-4 as prescribed under rule 13 of Companies (Audit and Auditors) Rules, 2014 with the Central Government, during the year and upto the date of this report.

(c) We have taken into consideration the whistle blower complaints received by the Company during the year (and upto the date of this report), while determining the nature, timing and extent of our audit procedures.

xii.	The Company is not a Nidhi Company and hence reporting under clause (xii) of the Order is not applicable.
xiii.	In our opinion, the Company is in compliance with Section 177 and 188 of the Companies Act, 2013 with respect to applicable transactions with the related parties and the details of related party transactions have been disclosed in the standalone financial statements as required by the applicable accounting standards.
xiv.

(a) In our opinion the Company has an adequate internal audit system commensurate with the size and the nature of its business.

(b) We have considered, the internal audit reports for the year under audit, issued to the Company during the year and till date, in determining the nature, timing and extent of our audit procedures.

xv.          In our opinion during the year the Company has not entered into any non-cash transactions with its Directors or persons connected with its directors. and hence provisions of section 192 of the Companies Act, 2013 are not applicable to the Company.

xvi.

(a) In our opinion, the Company is not required to be registered under section 45-IA of the Reserve Bank of India Act, 1934. Hence, reporting under clause 3(xvi)(a), (b) and (c) of the Order is not applicable.

(b) In our opinion, there is no core investment company within the Group (as defined in the Core Investment Companies (Reserve Bank) Directions, 2016) and accordingly reporting under clause 3(xvi)(d) of the Order is not applicable.

xvii.	The Company has not incurred cash losses during the financial year covered by our audit and the immediately preceding financial year.
xviii.	There has been no resignation of the statutory auditors of the Company during the year.
xix.	On the basis of the financial ratios, ageing and expected dates of realisation of financial assets and payment of financial liabilities, other information accompanying the financial statements and our knowledge of the Board of Directors and Management plans and based on our examination of the evidence supporting the assumptions, nothing has come to our attention, which causes us to believe that any material uncertainty exists as on the date of the audit report indicating that Company is not capable of meeting its liabilities existing at the date of balance sheet as and when they fall due within a period of one year from the balance sheet date. We, however, state that this is not an assurance as to the future viability of the Company. We further state that our reporting is based on the facts up to the date of the audit report and we neither give any guarantee nor any assurance that all liabilities falling due within a period of one year from the balance sheet date, will get discharged by the Company as and when they fall due.

xx.

(a) There are no unspent amounts towards Corporate Social Responsibility (CSR) on other than ongoing projects requiring a transfer to a Fund specified in Schedule VII to the Companies Act in compliance with second proviso to sub-section (5) of Section 135 of the said Act. Accordingly, reporting under clause 3(xx)(a) of the Order is not applicable for the year.

(b) In respect of ongoing projects, the Company has transferred unspent Corporate Social Responsibility (CSR) amount as at the end of the previous financial year, to a Special account within a period of 30 days from the end of the said financial year in compliance with the provision of section 135(6) of the Act.

In respect of ongoing projects, the Company has not transferred the unspent Corporate Social Responsibility (CSR) amount as at the Balance Sheet date out of the amounts that was required to be spent during the year, to a Special Account in compliance with the provision of sub-section (6) of section 135 of the said Act till the date of our report since the time period for such transfer i.e. 30 days from the end of the financial year has not elapsed till the date of our report.

For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm’s Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 22039826AGZSRL7491
Place: Bengaluru Date: April 13, 2022

INFOSYS LIMITED

Standalone Financial Statements under Indian Accounting Standards (Ind AS) for the year ended March 31, 2022

Index
Balance Sheet
Statement of Profit and Loss
Statement of Changes in Equity
Statement of Cash Flows
Overview and notes to the financial statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Use of estimates and judgments
1.4 Critical accounting estimates
1.5 Recent accounting pronouncements
2. Notes to financial statements
2.1 Property, plant and equipment
2.2 Goodwill and other intangible assets
2.3 Leases
2.4 Capital work-in-progress
2.5 Investments
2.6 Loans
2.7 Other financial assets
2.8 Trade Receivables
2.9 Cash and cash equivalents
2.10 Other assets
2.11 Financial instruments
2.12 Equity
2.13 Other financial liabilities
2.14 Trade payables
2.15 Other liabilities
2.16 Provisions
2.17 Income taxes
2.18 Revenue from operations
2.19 Other income, net
2.20 Expenses
2.21 Employee Benefits
2.22 Basic and diluted shares used in computing earning per share
2.23 Contingent liabilities and commitments
2.24 Related party transactions
2.25 Corporate social responsibility
2.26 Segment Reporting
2.27 Analytical Ratios
2.28 Function-wise classification of statement of profit and loss

INFOSYS LIMITED

(In crore)

Balance Sheet as at	Note No.	March 31, 2022	March 31, 2021
ASSETS
Non-current assets
Property, plant and equipment	2.1	11,384	10,930
Right-of-use assets	2.3	3,311	3,435
Capital work-in-progress	2.4	411	906
Goodwill	2.2	211	167
Other intangible assets	2.2	32	67
Financial assets
Investments	2.5	22,869	22,118
Loans	2.6	34	30
Other financial assets	2.7	727	613
Deferred tax assets (net)	2.17	970	955
Income tax assets (net)	2.17	5,585	5,287
Other non-current assets	2.10	1,416	1,149
Total non - current Assets		46,950	45,657
Current assets
Financial assets
Investments	2.5	5,467	2,037
Trade receivables	2.8	18,966	16,394
Cash and cash equivalents	2.9	12,270	17,612
Loans	2.6	219	229
Other financial assets	2.7	6,580	5,226
Other current assets	2.10	8,935	6,784
Total current assets		52,437	48,282
Total Assets		99,387	93,939
EQUITY AND LIABILITIES
Equity
Equity share capital	2.12	2,103	2,130
Other equity		67,203	69,401
Total equity		69,306	71,531
LIABILITIES
Non-current liabilities
Financial liabilities
Lease liabilities	2.3	3,228	3,367
Other financial liabilities	2.13	676	259
Deferred tax liabilities (net)	2.17	841	511
Other non-current liabilities	2.15	360	649
Total non - current liabilities		5,105	4,786
Current liabilities
Financial liabilities
Lease liabilities	2.3	558	487
Trade payables	2.14
Total outstanding dues of micro enterprises and small enterprises		3	–
Total outstanding dues of creditors other than micro enterprises and small enterprises		2,666	1,562
Other financial liabilities	2.13	11,269	8,359
Other current liabilities	2.15	7,381	4,816
Provisions	2.16	920	661
Income tax liabilities (net)	2.17	2,179	1,737
Total current liabilities		24,976	17,622
Total equity and liabilities		99,387	93,939

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

(In crore except equity share and per equity share data)

Statement of Profit and Loss for the	Note No.	Year ended March 31,
		2022	2021
Revenue from operations	2.18	103,940	85,912
Other income, net	2.19	3,224	2,467
Total income		107,164	88,379
Expenses
Employee benefit expenses	2.20	51,664	45,179
Cost of technical sub-contractors		16,298	9,528
Travel expenses		731	484
Cost of software packages and others	2.20	2,985	2,058
Communication expenses		433	464
Consultancy and professional charges		1,511	999
Depreciation and amortization expense	2.1 & 2.2.2 & 2.3	2,429	2,321
Finance cost	2.3	128	126
Other expenses	2.20	2,490	2,743
Total expenses		78,669	63,902
Profit before tax		28,495	24,477
Tax expense:
Current tax	2.17	6,960	6,013
Deferred tax	2.17	300	416
Profit for the year		21,235	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net	2.17 & 2.21	(98)	148
Equity instruments through other comprehensive income, net	2.5 & 2.17	97	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net	2.11 & 2.17	(8)	25
Fair value changes on investments, net	2.5 & 2.17	(39)	(102)

Total other comprehensive income/ (loss), net of tax		(48)	191

Total comprehensive income for the year		21,187	18,239
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		50.27	42.37
Diluted ()		50.21	42.33
Weighted average equity shares used in computing earnings per equity share
Basic	2.22	4,22,43,39,562	4,25,94,38,950
Diluted	2.22	4,22,95,46,328	4,26,30,92,514

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves(2)
Balance as at April 1, 2020	2,129	54	3,082	111	268	52,419	106	297	3,907	49	(15)	(173)	62,234
Changes in equity for the year ended March 31, 2021
Profit for the year	–	–	–	–	–	18,048	–	–	–	–	–	–	18,048
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	148	148
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	120	–	–	120
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	25	–	25
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(102)	(102)
Total comprehensive income for the year	–	–	–	–	–	18,048	–	–	–	120	25	46	18,239
Transfer to general reserve	–	–	–	–	–	(1,554)	1,554	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(3,204)	–	–	3,204	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	967	–	–	(967)	–	–	–	–
Transfer on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	260	–	–	(260)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	3	(3)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	8	–	–	–	–	–	–	–	9
Effect of modification of equity settled share based payment awards to cash settled awards (Refer to note 2.12)	–	–	–	–	–	–	–	85	–	–	–	–	85
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	253	–	–	–	–	253
Income tax benefit arising on exercise of stock options	–	–	–	–	45	–	–	–	–	–	–	–	45
Reserves recorded upon business transfer under common control (Refer to note 2.5.1)	–	–	(176)	–	–	–	–	–	–	–	–	–	(176)
Dividends	–	–	–	–	–	(9,158)	–	–	–	–	–	–	(9,158)
Balance as at March 31, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531

INFOSYS LIMITED

Statement of Changes in Equity

(In crore)

Particulars	Equity Share Capital	Other Equity											Total equity attributable to equity holders of the Company
		Reserves & Surplus								Other comprehensive income
		Capital reserve		Capital redemption reserve	Securities Premium	Retained earnings	General reserve	Share Options Outstanding Account	Special Economic Zone Re-investment reserve (1)	Equity Instruments through other comprehensive income	Effective portion of Cash flow hedges	Other items of other comprehensive income / (loss)
		Capital reserve	Other reserves(2)
Balance as at April 1, 2021	2,130	54	2,906	111	581	57,518	1,663	372	6,144	169	10	(127)	71,531
Changes in equity for the year ended March 31, 2022
Profit for the year	–	–	–	–	–	21,235	–	–	–	–	–	–	21,235
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	–	–	–	–	–	(98)	(98)
Equity instruments through other comprehensive income, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	97	–	–	97
Fair value changes on derivatives designated as cash flow hedge, net* (Refer to note 2.11)	–	–	–	–	–	–	–	–	–	–	(8)	–	(8)
Fair value changes on investments, net* (Refer to note 2.5 and 2.17)	–	–	–	–	–	–	–	–	–	–	–	(39)	(39)
Total comprehensive income for the year	–	–	–	–	–	21,235	–	–	–	97	(8)	(137)	21,187
Buyback of equity shares (Refer to note 2.12) **	(28)	–	–	–	(640)	(8,822)	(1,603)	–	–	–	–	–	(11,093)
Transaction cost relating to buyback*	–	–	–	–	–	–	(24)	–	–	–	–	–	(24)
Amount transferred to capital redemption reserve upon buyback	–	–	–	28	–	–	(28)	–	–	–	–	–	–
Transferred to Special Economic Zone Re-investment reserve	–	–	–	–	–	(2,794)	–	–	2,794	–	–	–	–
Transferred from Special Economic Zone Re-investment reserve on utilization	–	–	–	–	–	1,012	–	–	(1,012)	–	–	–	–
Transfer on account of exercise of stock options (Refer to note 2.12)	–	–	–	–	218	–	–	(218)	–	–	–	–	–
Transfer on account of options not exercised	–	–	–	–	–	–	1	(1)	–	–	–	–	–
Shares issued on exercise of employee stock options (Refer to note 2.12)	1	–	–	–	10	–	–	–	–	–	–	–	11
Employee stock compensation expense (Refer to note 2.12)	–	–	–	–	–	–	–	393	–	–	–	–	393
Income tax benefit arising on exercise of stock options	–	–	–	–	3	–	–	60	–	–	–	–	63
Reserves recorded upon business transfer under common control (Refer to note 2.5.1)	–	–	(62)	–	–	–	–	–	–	–	–	–	(62)
Dividends	–	–	–	–	–	(12,700)	–	–	–	–	–	–	(12,700)
Balance as at March 31, 2022	2,103	54	2,844	139	172	55,449	9	606	7,926	266	2	(264)	69,306

*	net of tax

**	Including tax on buyback of 1,893 crore

(1)	The Special Economic Zone Re-investment Reserve has been created out of the profit of eligible SEZ units in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in the terms of the Sec 10AA(2) of the Income Tax Act, 1961.

(2)	Profit / loss on transfer of business between entities under common control taken to reserve.

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the year is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated. The Company considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Cash flow from operating activities:
Profit for the year		21,235	18,048
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation, amortization and provision for impairment	2.1 & 2.2.2 & 2.3	2,429	2,604
Income tax expense	2.17	7,260	6,429
Impairment loss recognized / (reversed) under expected credit loss model		117	152
Finance cost	2.3	128	126
Interest and dividend income		(2,617)	(1,795)
Stock compensation expense		372	297
Other adjustments		72	(47)
Exchange differences on translation of assets and liabilities, net		87	(32)
Changes in assets and liabilities
Trade receivables and unbilled revenue		(5,725)	(1,414)
Loans, other financial assets and other assets		(1,125)	(684)
Trade payables	2.14	1,112	(5)
Other financial liabilities, other liabilities and provisions		5,487	2,284
Cash generated from operations		28,832	25,963
Income taxes paid		(6,736)	(6,061)
Net cash generated by operating activities		22,096	19,902
Cash flow from investing activities:
Expenditure on property, plant and equipment and intangibles		(1,787)	(1,720)
Deposits placed with corporations		(745)	(588)
Proceeds from redemption of Deposits with corporations		607	405
Loan given to subsidiaries		–	(76)
Loan repaid by subsidiaries		73	328
Proceeds from redemption of debentures		536	623
Investment in subsidiaries		(127)	(1,530)
Payment towards business transfer		(109)	(237)
Proceeds from liquidation of a subsidiairy		–	173
Escrow and other deposits pertaining to Buyback		420	–
Redemption of Escrow and other deposits pertaining to Buyback		(420)	–
Payment of contingent consideration pertaining to acquisition		–	(125)
Other receipts		47	49
Payments to acquire investments
Preference, equity securities and others		(5)	–
Liquid mutual fund units and fixed maturity plan securities		(48,139)	(31,814)
Tax free bonds and Government bonds		–	(318)
Certificates of deposit		(3,897)	–
Non Convertible debentures		(1,456)	(3,398)
Government Securities		(3,450)	(7,346)
Others		(5)	(13)
Proceeds on sale of investments
Preference and equity securities		9	73
Liquid mutual fund units and fixed maturity plan securities		48,219	32,996
Tax free bonds and Government bonds		20	–
Non-convertible debentures		1,939	944
Certificates of deposit		787	900
Government Securities		1,452	2,704
Others		5	–
Interest received		1,658	1,340
Dividend received from subsidiary		1,218	321
Net cash (used in) / from investing activities		(3,150)	(6,309)
Cash flow from financing activities:
Other Receipts		134	–
Payment of lease liabilities	2.3	(598)	(420)
Buyback of equity shares including transaction cost and tax on buy back		(11,125)	–
Shares issued on exercise of employee stock options		11	9
Payment of dividends		(12,697)	(9,155)
Net cash used in financing activities		(24,275)	(9,566)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(13)	23
Net increase / (decrease) in cash and cash equivalents		(5,329)	4,027
Cash and cash equivalents at the beginning of the year	2.9	17,612	13,562
Cash and cash equivalents at the end of the year		12,270	17,612
Supplementary information:
Restricted cash balance	2.9	60	154

The accompanying notes form an integral part of the standalone financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm's Registration No: 117366W/W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Bengaluru April 13, 2022	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

INFOSYS LIMITED

Notes to the Standalone Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronic city, Hosur Road, Bengaluru 560100, Karnataka, India. The company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The standalone financial statements are approved for issue by the Company's Board of Directors on April 13, 2022.

1.2 Basis of preparation of financial statements

These standalone financial statements are prepared in accordance with Indian Accounting Standard (Ind AS), under the historical cost convention on accrual basis except for certain financial instruments which are measured at fair values, the provisions of the Companies Act, 2013 ('the Act') and guidelines issued by the Securities and Exchange Board of India (SEBI). The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and relevant amendment rules issued there after.

Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the year end figures are taken from the source and rounded to the nearest digits, the figures reported for the previous quarters might not always add up to the year end figures reported in this statement.

1.3 Use of estimates and judgments

The preparation of the standalone financial statements in conformity with Ind AS requires the management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. The application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note no. 1.4. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the standalone financial statements.

Estimation of uncertainties relating to the global health pandemic from COVID-19 (COVID-19):

The Company has considered the possible effects that may result from the pandemic relating to COVID-19 in the preparation of these standalone financial statements including the recoverability of carrying amounts of financial and non financial assets. In developing the assumptions relating to the possible future uncertainties in the global economic conditions because of this pandemic, the Company has, at the date of approval of these financial statements, used internal and external sources of information including credit reports and related information and economic forecasts and expects that the carrying amount of these assets will be recovered. The impact of COVID-19 on the Company's financial statements may differ from that estimated as at the date of approval of these standalone financial statements.

1.4 Critical accounting estimates and judgments

a. Revenue recognition

The Company’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Company uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Company to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Company's two major tax jurisdictions are India and the U.S., though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions. Also refer to note 2.16 and note 2.22.

In assessing the realizability of deferred income tax assets, management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

c. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Company. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Company's assets are determined by the management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to note 2.1)

1.5 Recent accounting pronouncements

Ministry of Corporate Affairs (“MCA”) notifies new standards or amendments to the existing standards under Companies (Indian Accounting Standards) Rules as issued from time to time. On March 23, 2022, MCA amended the Companies (Indian Accounting Standards) Amendment Rules, 2022, as below.

Ind AS 16 – Property Plant and equipment - The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant, and equipment. The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022. The Company has evaluated the amendment and there is no impact on its consolidated financial statements.

Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets – The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after April 1, 2022, although early adoption is permitted. The Company has evaluated the amendment and the impact is not expected to be material.

2.1 PROPERTY, PLANT AND EQUIPMENT

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by the management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Company depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building(1)	22-25 years
Plant and machinery(1)(2)	5 years
Office equipment	5 years
Computer equipment(1)	3-5 years
Furniture and fixtures(1)	5 years
Vehicles(1)	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Based on technical evaluation, the management believes that the useful lives as given above best represent the period over which management expects to use these assets. Hence, the useful lives for these assets is different from the useful lives as prescribed under Part C of Schedule II of the Companies Act 2013.

(2)	Includes Solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each Balance Sheet date is classified as capital advances under other non-current assets and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the Statement of Profit and Loss when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in the Statement of Profit and Loss.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in the Statement of Profit and Loss is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in the Statement of Profit and Loss if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2022 are as follows:

(In crore)

Particulars	Land- Freehold(1)	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Additions	32	569	244	62	1,281	130	63	–	2,381
Deletions*	–	–	(331)	(7)	(572)	(12)	(34)	–	(956)
Gross carrying value as at March 31, 2022	1,429	10,115	3,054	1,250	7,239	2,070	817	44	26,018
Accumulated depreciation as at April 1, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Depreciation	–	(374)	(224)	(108)	(864)	(191)	(148)	(5)	(1,914)
Accumulated depreciation on deletions*	–	–	330	6	571	11	25	–	943
Accumulated depreciation as at March 31, 2022	–	(3,834)	(2,494)	(993)	(5,163)	(1,614)	(499)	(37)	(14,634)
Carrying value as at April 1, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930
Carrying value as at March 31, 2022	1,429	6,281	560	257	2,076	456	318	7	11,384

*	During the year ended March 31, 2022, certain assets which were old and not in use having gross book value of 291 crore (net book value: Nil) respectively, were retired.

The changes in the carrying value of property, plant and equipment for the year ended March 31, 2021 are as follows:

(In crore)

Particulars	Land- Freehold	Buildings(1)(2)	Plant and machinery(2)	Office Equipment(2)	Computer equipment(2)	Furniture and fixtures(2)	Leasehold Improvements	Vehicles	Total
Gross carrying value as at April 1, 2020	1,316	9,038	3,038	1,094	5,690	1,875	669	43	22,763
Additions	82	508	113	110	975	92	134	1	2,015
Additions through Business transfer	–	–	–	–	6	–	2	–	8
Deletions	(1)	–	(10)	(9)	(141)	(15)	(17)	–	(193)
Gross carrying value as at March 31, 2021	1,397	9,546	3,141	1,195	6,530	1,952	788	44	24,593
Accumulated depreciation as at April 1, 2020	–	(3,114)	(2,053)	(787)	(4,197)	(1,246)	(248)	(26)	(11,671)
Depreciation	–	(346)	(273)	(112)	(804)	(202)	(145)	(6)	(1,888)
Provision for Impairment (Refer to note 2.25)	–	–	(283)	–	–	–	–	–	(283)
Accumulated depreciation on deletions	–	–	9	8	131	14	17	–	179
Accumulated depreciation as at March 31, 2021	–	(3,460)	(2,600)	(891)	(4,870)	(1,434)	(376)	(32)	(13,663)
Carrying value as at April 1, 2020	1,316	5,924	985	307	1,493	629	421	17	11,092
Carrying value as at March 31, 2021	1,397	6,086	541	304	1,660	518	412	12	10,930

(1)	Buildings include 250/- being the value of five shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

(2)	Includes certain assets provided on cancellable operating lease to subsidiaries.

The aggregate depreciation has been included under depreciation and amortization expense in the statement of Profit and Loss.

Tangible assets provided on operating lease to subsidiaries as at March 31, 2022 and March 31, 2021 are as follows:

(In crore)

Particulars	Cost	Accumulated depreciation	Net book value
Land	34	–	34
	–	–	–
Buildings	185	103	82
	186	98	88
Plant and machinery	30	30	–
	30	30	–
Furniture and fixtures	23	23	–
	24	24	–
Computer Equipment	3	3	–
	3	3	–
Office equipment	16	16	–
	16	16	–

(In crore)

Particulars	Year ended March 31,
	2022	2021
Aggregate depreciation charged on above assets	7	7
Rental income from subsidiaries	52	53

2.2 GOODWILL AND OTHER INTANGIBLE ASSETS

2.2.1 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Carrying value at the beginning	167	29
Goodwill on business transfer (Refer to note 2.5.1)	44	138
Carrying value at the end	211	167

The allocation of goodwill to operating segments as at March 31, 2022 and March 31, 2021 is as follows:

 (In crore)

Segment	As at
	March 31, 2022	March 31, 2021
Financial services	64	55
Retail	34	26
Communication	28	22
Energy, Utilities, Resources and Services	27	22
Manufacturing	21	17
	174	142
Operating segments without significant goodwill	37	25
Total	211	167

2.2.2 Other Intangible Assets:

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry, and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to preparing the asset for its intended use.

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2022:

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2021	113	54	26	26	219
Additions through business transfer	–	–	–	–	–
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2022	113	54	26	26	219
Accumulated amortization as at April 1, 2021	(88)	(12)	(26)	(26)	(152)
Amortization expense	(16)	(19)			(35)
Accumulated amortization on deletions			–	–	–
Accumulated amortization as at March 31, 2022	(104)	(31)	(26)	(26)	(187)
Carrying value as at March 31, 2022	9	23	–	–	32
Carrying value as at April 1, 2021	25	42	–	–	67
Estimated Useful Life (in years)	7	2	5	5
Estimated Remaining Useful Life (in years)	1	1	–	–

Following are the changes in the carrying value of acquired intangible assets for the year ended March 31, 2021:

(In crore)

Particulars	Customer related	Software related	Trade name related	Others	Total
Gross carrying value as at April 1, 2020	113	–	26	26	165
Addition through business transfer	–	54	–	–	54
Deletions during the year	–	–	–	–	–
Gross carrying value as at March 31, 2021	113	54	26	26	219
Accumulated amortization as at April 1, 2020	(72)	–	(23)	(22)	(117)
Amortization expense	(16)	(12)	(3)	(4)	(35)
Accumulated amortization on deletions	–	–	–	–	–
Accumulated amortization as at March 31, 2021	(88)	(12)	(26)	(26)	(152)
Carrying value as at March 31, 2021	25	42	–	–	67
Carrying value as at April 1, 2020	41	–	3	4	48
Estimated Useful Life (in years)	7	2	5	5
Estimated Remaining Useful Life (in years)	2	2	–	–

Research and Development expense recognized in net profit in the statement of profit and loss for the year ended March 31, 2022 and March 31, 2021 is 529 crore and 508 crore, respectively.

2.3 LEASES

Accounting Policy

The Company as a lessee

The Company’s lease asset classes primarily consist of leases for land, buildings and computers. The Company assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether: (i) the contract involves the use of an identified asset (ii) the Company has substantially all of the economic benefits from use of the asset through the period of the lease and (iii) the Company has the right to direct the use of the asset.

At the date of commencement of the lease, the Company recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Company recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Company determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Company makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the Company changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Company as a lessor

Leases for which the Company is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sublease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2021	556	2,766	113	3,435
Additions*	–	306	68	374
Deletion	–	(18)	–	(18)
Depreciation	(4)	(433)	(43)	(480)
Balance as at March 31, 2022	552	2,621	138	3,311

* Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the year ended March 31, 2021:

(In crore)

Particulars	Category of ROU asset			Total
	Land	Buildings	Computers
Balance as at April 1, 2020	554	2,209	42	2,805
Additions	7	1,010	92	1,109
Additions through Business transfer	–	8	–	8
Deletions	–	(89)	–	(89)
Depreciation	(5)	(372)	(21)	(398)
Balance as at March 31, 2021	556	2,766	113	3,435

* Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included under depreciation and amortization expense in the statement of Profit and Loss.

The following is the break-up of current and non-current lease liabilities as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current lease liabilities	558	487
Non-current lease liabilities	3,228	3,367
Total	3,786	3,854

The movement in lease liabilities during the year ended March 31, 2022 and March 31, 2021 is as follows :

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balance at the beginning	3,854	3,165
Additions	394	1,198
Additions through business combination	–	10
Finance cost accrued during the period	126	125
Deletions	(18)	(99)
Payment of lease liabilities	(633)	(536)
Translation Difference	63	(9)
Balance at the end	3,786	3,854

The table below provides details regarding the contractual maturities of lease liabilities as at March 31, 2022 and March 31, 2021 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Less than one year	637	585
One to five years	2,524	2,109
More than five years	1,095	1,751
Total	4,256	4,445

The Company does not face a significant liquidity risk with regard to its lease liabilities as the current assets are sufficient to meet the obligations related to lease liabilities as and when they fall due.

Rental expense recorded for short-term leases was 12 crore and 24 crore for the year ended March 31, 2022 and March 31, 2021.

Rental income on assets given on operating lease to subsidiaries was 52 crore and 53 crore for the year ended March 31, 2022 and March 31, 2021.

The following is the movement in the net investment in sublease in ROU asset during the year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balance at the beginning of the period	385	433
Interest income accrued during the period	13	14
Lease receipts	(47)	(49)
Translation Difference	14	(13)
Balance at the end of the period	365	385

The table below provides details regarding the contractual maturities of net investment in sublease of ROU asset as at March 31, 2022 and March 31, 2021 on an undiscounted basis:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Less than one year	54	50
One to five years	292	216
More than five years	64	179
Total	410	445

2.4 CAPITAL WORK -IN-PROGRESS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Capital work-in-progress	411	906
Total Capital work-in-progress	411	906

Capital work-in-progress ageing schedule for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Amount in CWIP for a period of
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	267	48	51	45	411
	407	268	37	194	906
Total Capital work-in-progress	267	48	51	45	411
	407	268	37	194	906

For capital-work-in progress, whose completion is overdue or has exceeded its cost compared to its original plan the project wise details of when the project is expected to be completed is given below as of March 31, 2022 and March 31, 2021:

(In crore)

Particulars	To be completed in
	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress
NG-SZ-SDB1	89	–	–	–	89
	–	–	–	–	–
BN-SP-RETRO	30	–	–	–	30
	–	–	–	–	–
KL-SP-SDB1	–	27	–	–	27
	–	–	–	–	–
BH-SZ-MLP	116	–	–	–	116
	–	67	–	–	67
IN-OS-SDB	–	–	–	–	–
	407				407
MY-SZ-SDB8	–	–	–	–	–
	160				160
Total Capital work-in-progress	235	27	–	–	262
	567	67	–	–	634

2.5 INVESTMENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current investments
Equity instruments of subsidiaries	9,061	8,933
Debentures of subsidiary	–	536
Redeemable Preference shares of subsidiary	1,318	1,318
Preference securities and equity instruments	194	167
Compulsorily convertible debentures	7	7
Others	76	42
Tax free bonds	1,901	2,131
Government bonds	–	13
Non-convertible debentures	3,459	3,669
Government Securities	6,853	5,302
Total non-current investments	22,869	22,118
Current investments
Liquid mutual fund units	1,337	1,326
Certificates of deposit	3,141	–
Government bonds	13	–
Tax free bonds	200	–
Government Securities	362	–
Non-convertible debentures	414	711
Total current investments	5,467	2,037
Total carrying value	28,336	24,155

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current investments
Unquoted
Investment carried at cost
Investments in equity instruments of subsidiaries
Infosys BPM Limited (1)	662	660
33,828 (3,38,23,444) equity shares of 10,000/- (10/-) each, fully paid up
Infosys Technologies (China) Co. Limited	369	369
Infosys Technologies, S. de R.L. de C.V., Mexico	65	65
17,49,99,990 (17,49,99,990) equity shares of MXN 1 par value, fully paid up
Infosys Technologies (Sweden) AB	76	76
1,000 (1,000) equity shares of SEK 100 par value, fully paid
Infosys Technologies (Shanghai) Company Limited	1,010	900
Infosys Public Services, Inc.	99	99
3,50,00,000 (3,50,00,000) shares of USD 0.50 par value, fully paid
Infosys Consulting Holding AG	1,323	1,323
23,350 (23,350) - Class A shares of CHF 1,000 each and
26,460 (26,460) - Class B Shares of CHF 100 each, fully paid up
Infosys Americas Inc.	1	1
10,000 (10,000) shares of USD 10 per share, fully paid up
EdgeVerve Systems Limited	1,312	1,312
1,31,18,40,000 (1,31,18,40,000) equity shares of 10/- each, fully paid up
Infosys Nova Holdings LLC #	2,637	2,637
Infosys Consulting Pte Ltd	10	10
1,09,90,000 (1,09,90,000) shares of SGD 1.00 par value, fully paid
Brilliant Basics Holding Limited	59	59
1,346 (1,346) shares of GBP 0.005 each, fully paid up
Infosys Arabia Limited	2	2
70 (70) shares
Skava Systems Private Limited	59	59
25,000 (25,000) shares of 10/- each, fully paid up
Panaya Inc.	582	582
2 (2) shares of USD 0.01 per share, fully paid up
Infosys Chile SpA	7	7
100 (100) shares
WongDoody Holding Company Inc	380	380
2,000 (2,000) shares
Infosys Luxembourg S.a r.l.	17	17
20,000 (20,000) shares
Infosys Austria GmBH ( formerly known as Lodestone Management Consultants GmbH)	–	–
80,000 (80,000) shares of EUR 1 par value, fully paid up
Infosys Consulting Brazil	337	337
27,50,71,070 (27,50,71,070) shares of BRL 1 per share, fully paid up
Infosys Romania	34	34
99,183 (99,183) shares of RON 100 per share, fully paid up
Infosys Bulgaria	2	2
4,58,000 (4,58,000) shares of BGN 1 per share, fully paid up
Infosys Germany Holdings GmbH	2	2
25,000 (25,000) shares EUR 1 per share, fully paid up
Infosys Green Forum	1	–
10,00,000 (NIL) shares 10 per share, fully paid up
Infosys Automotive and Mobility GmbH	15	–
Infosys Germany GmbH
25,000 (Nil) shares EUR 1 per share, fully paid up	–	–
Infosys Turkey Bilgi Tekn
1 (Nil) share Turkish Liras 10,000 per share, fully paid up	–	–
Investment in Redeemable Preference shares of subsidiary
Infosys Consulting Pte Ltd	1,318	1,318
24,92,00,000 (24,92,00,000) shares of SGD 1 per share, fully paid up
	10,379	10,251
Investment carried at amortized cost
Investment in debentures of subsidiary
EdgeVerve Systems Limited
Nil (5,36,00,000) Unsecured redeemable, non-convertible debentures of 100/- each fully paid up	–	536
	–	536
Investments carried at fair value through profit or loss
Compulsorily convertible debentures	7	7
Others (3)	76	42
	83	49
Investment carried at fair value through other comprehensive income
Preference securities	192	165
Equity instruments	2	2
	194	167
Quoted
Investments carried at amortized cost
Tax free bonds	1,901	2,131
Government bonds	–	13
	1,901	2,144
Investments carried at fair value through other comprehensive income
Non-convertible debentures	3,459	3,669
Government Securities	6,853	5,302
	10,312	8,971
Total non-current investments	22,869	22,118
Current investments
Unquoted
Investments carried at fair value through profit or loss
Liquid mutual fund units	1,337	1,326
	1,337	1,326
Investments carried at fair value through other comprehensive income
Certificates of deposit	3,141	–
	3,141	–
Quoted
Investments carried at amortized cost
Tax free bonds	200	–
Government bonds	13	–
	213	–
Investments carried at fair value through other comprehensive income
Government Securities	362	–
Non-convertible debentures	414	711
	776	711
Total current investments	5,467	2,037
Total investments	28,336	24,155
Aggregate amount of quoted investments	13,202	11,826
Market value of quoted investments (including interest accrued), current	1,003	713
Market value of quoted investments (including interest accrued), non current	12,552	11,507
Aggregate amount of unquoted investments	15,134	12,329
# Aggregate amount of impairment in value of investments	94	94
Reduction in the fair value of assets held for sale	854	854
Investments carried at cost	10,379	10,251
Investments carried at amortized cost	2,114	2,680
Investments carried at fair value through other comprehensive income	14,423	9,849
Investments carried at fair value through profit or loss	1,420	1,375

(1)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.

(2)	Uncalled capital commitments outstanding as of March 31, 2022 and March 31, 2021 was 11 crore and 10 crore, respectively.

Refer to note 2.11 for accounting policies on financial instruments.

Details of amounts recorded in other comprehensive income:

(In crore)

	Year ended			Year ended
	March 31, 2022			March 31, 2021
	Gross	Tax	Net	Gross	Tax	Net
Net Gain/(loss) on
Non-convertible debentures	(7)	1	(6)	(5)	1	(4)
Government Securities	(56)	22	(34)	(114)	17	(97)
Certificate of deposits	2	(1)	1	(1)	–	(1)
Equity and preference securities	119	(22)	97	136	(16)	120

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		March 31, 2022	March 31, 2021
Liquid mutual fund units	Quoted price	1,337	1,326
Tax free bonds and government bonds	Quoted price and market observable inputs	2,438	2,527
Non-convertible debentures	Quoted price and market observable inputs	3,873	4,380
Government Securities	Quoted price and market observable inputs	7,215	5,302
Certificate of deposits	Market observable inputs	3,141	–
Unquoted equity and preference securities	Discounted cash flows method, Market multiples method, Option pricing model	194	167
Unquoted compulsorily convertible debentures	Discounted cash flows method	7	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	76	42

Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.5.1 Business transfer- Brilliant Basics Limited

On August 04, 2021, the board of directors of Infosys authorized the company to execute a Business Transfer Agreement and related documents with its wholly owned subsidiary, Brilliant Basics Limited, to transfer the business of Brilliant Basics Limited to Infosys Limited, subject to securing the requisite regulatory approvals for a consideration based on an independent valuation. Subsequently on November 01, 2021, the company entered into a business transfer agreement to transfer the business of Brilliant Basics Limited for a consideration of 109 crore resulting in recognition of a business transfer reserve of 62 crore.

The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Total
Goodwill	44
Net assets / (liabilities), others	3
Total	47
Less: Consideration payable	109
Business transfer reserve	(62)

Business transfer- Kallidus Inc. and Skava Systems Private Limited

On October 11, 2019, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with its wholly-owned subsidiaries, Kallidus Inc. and Skava Systems Private Limited (together referred to as “Skava”), to transfer the business of Skava to Infosys Limited, for a consideration based on an independent valuation.

Accordingly on August 15, 2020 the company entered into a business transfer agreement to transfer the business of Kallidus Inc. and Skava Systems Private Limited for a consideration of 171 crore and 66 crore respectively on securing the requisite regulatory approvals.

The transaction was between a holding company and a wholly owned subsidiary, the resultant impact on account of business transfer was recorded in 'Business Transfer Adjustment Reserve' during the year ended March 31, 2021.

On March 9, 2021, Kalldius Inc was liquidated. Further, on March 29, 2021, the shareholders of Skava have approved to voluntarily liquidate the affairs of the Company. Accordingly, Skava will complete the process of voluntary liquidation pursuant to Section 59 of the Insolvency and Bankruptcy Code of 2016 and applicable provisions of the Companies Act, 2013.

The table below details out the assets and liabilities taken over upon business transfer:

(In crore)

Particulars	Kallidus Inc.	Skava Systems Private Limited	Total
Goodwill	89	49	138
Intangible assets	54	–	54
Deferred tax assets/ (liabilities)	(14)	1	(13)
Net assets / (liabilities), others	(152)	34	(118)
Total	(23)	84	61
Less: Consideration payable	171	66	237
Business transfer reserve	(194)	18	(176)

2.5.2 Details of Investments

The details of non-current other investments in preferred stock and equity instruments as at March 31, 2022 and March 31, 2021 are as follows:

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Preference Securities
Airviz Inc.	–	–
2,82,279 (2,82,279) Series A Preferred Stock, fully paid up, par value USD 0.001 each
Whoop Inc	150	94
1,10,59,340 (11,05,934) Series B Preferred Stock, fully paid up, par value USD 0.0001 each
Nivetti Systems Private Limited	22	20
2,28,501 (2,28,501) Preferred Stock, fully paid up, par value 1/- each
Trifacta Inc.	–	40
Nil (11,80,358) Series C-1 Preferred Stock
Nil (19,59,823) Series E Preferred Stock
Ideaforge Technology Private Limited	20	11
5,402 (5,402) Series A compulsorily convertible cumulative Preference shares of 10/- each, fully paid up
Equity Instrument
Merasport Technologies Private Limited	–	–
2,420 (2,420) equity shares at 8,052/- each, fully paid up, par value 10/- each
Global Innovation and Technology Alliance	2	2
15,000 (15,000) equity shares at 1,000/- each, fully paid up, par value 1,000/- each
Ideaforge Technology Private Limited	–	–
100 (100) equity shares at 10/-, fully paid up
Compulsorily convertible debentures
Ideaforge Technology Private Limited	7	7
3,886 (3,886) compulsorily convertible debentures, fully paid up, par value 19,300/- each
Others
Stellaris Venture Partners India	76	42
	277	216

2.6 LOANS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non- Current
Loans considered good - Unsecured
Other Loans
Loans to employees	34	30
	34	30
Loans credit impaired - Unsecured
Other Loans
Loans to employees	–	23
Less: Allowance for credit impairement	–	23
	–	–
Total non - current loans	34	30
Current
Loans considered good - Unsecured
Loans to subsidiaries	–	96
Other Loans
Loans to employees	219	133
Total current loans	219	229
Total Loans	253	259

2.7 OTHER FINANCIAL ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Security deposits (1)	43	45
Net investment in Sublease of right of use asset (1)	320	348
Rental deposits (1)	134	164
Unbilled revenues (1)(5)#	215	11
Others (1)	15	45
Total non-current other financial assets	727	613
Current
Security deposits (1)	1	1
Rental deposits (1)	36	10
Restricted deposits (1)*	1,965	1,826
Unbilled revenues (1)(5)#	3,543	2,139
Interest accrued but not due (1)	323	553
Foreign currency forward and options contracts (2)(3)	131	178
Net investment in Sublease of right of use asset (1)	45	37
Others (1)(4)	536	482
Total current other financial assets	6,580	5,226
Total other financial assets	7,307	5,839
(1) Financial assets carried at amortized cost	7,176	5,661
(2)Financial assets carried at fair value through other comprehensive income	20	25
(3)Financial assets carried at fair value through Profit or Loss	111	153
(4) Includes dues from subsidiaries	220	182
(5) Includes dues from subsidiaries	419	82

*	Restricted deposits represent deposit with financial institutions to settle employee related obligations as and when they arise during the normal course of business.

#	Classified as financial asset as right to consideration is unconditional and is due only after a passage of time.

2.8 TRADE RECEIVABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Trade Receivable considered good - Unsecured (2)	19,454	16,817
Less: Allowance for expected credit loss	488	423
Trade Receivable considered good - Unsecured	18,966	16,394
Trade Receivable - credit impaired - Unsecured	85	120
Less: Allowance for credit impairement	85	120
Trade Receivable - credit impaired - Unsecured	–	–
Total trade receivables(1)	18,966	16,394
(1) Includes dues from companies where directors are interested	1	–
(2) Includes dues from subsidiaries	268	203

Trade receivables ageing schedule for the year ended as on March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Outstanding for following periods from due date of payment
	Not Due	Less than 6 months	6 months to 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade receivables – considered good	14,555	4,703	133	10	30	23	19,454
	13,280	3,457	16	26	-	34	16,813
Undisputed Trade receivables – credit impaired	–	1	3	43	31	3	81
	1	1	75	38	5	–	120
Disputed Trade receivables – considered good	–	–	–	–	–	–	–
	–	1	3	–	–	–	4
Disputed Trade receivables – credit impaired	–	–	–	4	–	–	4
	–	–	–	–	–	–	–
	14,555	4,704	136	57	61	26	19,539
	13,281	3,459	94	64	5	34	16,937
Less: Allowance for credit loss							573
							543
Total Trade Receivables							18,966
							16,394

2.9 CASH AND CASH EQUIVALENTS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Balances with banks
In current and deposit accounts	9,375	13,792
Cash on hand		-
Others
Deposits with financial institutions	2,895	3,820
Total Cash and cash equivalents	12,270	17,612
Balances with banks in unpaid dividend accounts	36	33
Deposit with more than 12 months maturity	1,471	11,948
Balances with banks held as margin money deposits against guarantees	1	71

Cash and cash equivalents as at March 31, 2022 and March 31, 2021 include restricted cash and bank balances of 60 crore and 154 crore, respectively. The restrictions are primarily on account of bank balances held as margin money deposits against guarantees.

The deposits maintained by the Company with banks and financial institutions comprise of time deposits, which can be withdrawn by the Company at any point without prior notice or penalty on the principal.

2.10 OTHER ASSETS

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Capital advances	87	141
Advances other than capital advance
Others
Prepaid expenses	82	64
Defined benefit assets	10	9
Deferred contract cost(3)
Cost of obtaining a contract	151	57
Cost of fulfillment	273	16
Unbilled revenues(2)	156	175
Withholding taxes and others	657	687
Total non-current other assets	1,416	1,149
Current
Advances other than capital advance
Payment to vendors for supply of goods	183	131
Others
Prepaid expenses (1)	1,174	874
Unbilled revenues(2)	5,365	3,904
Deferred contract cost(3)
Cost of obtaining a contract	350	27
Cost of fulfillment	40	13
Withholding taxes and others	1,589	1,832
Other receivables	234	3
Total current other assets	8,935	6,784

Total other assets	10,351	7,933
(1) Includes dues from subsidiaries	204	237

(2)	Classified as non financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

(3)	Includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022 the Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability. (Refer to note 2.13)

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Company has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit or loss. For trade and other payables maturing within one year from the Balance Sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

(v) Investment in subsidiaries

Investment in subsidiaries is carried at cost in the separate financial statements.

b. Derivative financial instruments

The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Company believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under Ind AS 109, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per Ind AS 109, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the Statement of Profit and Loss when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Company designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedge instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedge reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the Statement of Profit and Loss. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedge reserve till the period the hedge was effective remains in cash flow hedge reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedge reserve is transferred to the net profit in the Statement of Profit and Loss upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedge reserve is reclassified to net profit in the Statement of Profit and Loss.

2.11.3 Derecognition of financial instruments

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under Ind AS 109. A financial liability (or a part of a financial liability) is derecognized from the Company's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.11.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.11.5 Impairment

The Company recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenues which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Company determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Company deals with and the countries where it operates.

The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized is recognized as an impairment gain or loss in statement of profit or loss.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at March 31, 2022 are as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.9)	12,270	–	–	–	–	12,270	12,270
Investments (Refer note no.2.5)
Preference securities, Equity instruments and others	–	–	76	194	–	270	270
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,114	–	–	–	–	2,114	2,438
Liquid mutual fund units	–	–	1,337	–	–	1,337	1,337
Certificates of deposit	–	–	–	–	3,141	3,141	3,141
Redeemable, non-convertible debentures (1)	–	–	–	–	3,873	3,873	3,873
Government Securities	–	–	–	–	7,215	7,215	7,215
Trade receivables (Refer Note no. 2.8)	18,966	–	–	–	–	18,966	18,966
Loans (Refer note no. 2.6)	253	–	–	–	–	253	253
Other financial assets (Refer Note no. 2.7) (4)	7,176	–	111	–	20	7,307	7,216
Total	40,779	–	1,531	194	14,249	56,753	56,986
Liabilities:
Trade payables (Refer Note no. 2.14)	2,669	–	–	–	–	2,669	2,669
Lease liabilities (Refer Note no. 2.3)	3,786	–	–	–	–	3,786	3,786
Other financial liabilities (Refer Note no. 2.13)	10,084	–	8	–	3	10,095	10,095
Total	16,539	–	8	–	3	16,550	16,550

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 91 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2021 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note no. 2.9)	17,612	–	–	–	–	17,612	17,612
Investments (Refer Note no. 2.5)
Preference securities, Equity instruments and others	–	–	42	167	–	209	209
Compulsorily convertible debentures	–	–	7	–	–	7	7
Tax free bonds and government bonds	2,144	–	–	–	–	2,144	2,527
Liquid mutual fund units	–	–	1,326	–	–	1,326	1,326
Redeemable, non-convertible debentures (1)	536	–	–	–	–	536	536
Certificates of deposit	–	–	–	–	–	–	–
Non convertible debentures	–	–	–	–	4,380	4,380	4,380
Government Securities	–	–	–	–	5,302	5,302	5,302
Trade receivables (Refer Note no. 2.8)	16,394	–	–	–	–	16,394	16,394
Loans (Refer note no. 2.6)	259	–	–	–	–	259	259
Other financial assets (Refer Note no. 2.7)(4)	5,661	–	153	–	25	5,839	5,747
Total	42,606	–	1,528	167	9,707	54,008	54,299
Liabilities:
Trade payables (Refer note no. 2.14)	1,562	–	–	–	–	1,562	1,562
Lease Liabilities (Refer note no. 2.3)	3,854	–	–	–	–	3,854	3,854
Other financial liabilities (Refer Note no. 2.13)	6,873	–	14	–	–	6,887	6,887
Total	12,289	–	14	–	–	12,303	12,303

(1)	The carrying value of debentures approximates fair value as the instruments are at prevailing market rates
(2)	On account of fair value changes including interest accrued
(3)	Excludes interest accrued on tax free bonds and government bonds carried at amortized cost of 92 crore
(4)	Excludes unbilled revenue on contracts where the right to consideration is dependent on completion of contractual milestones

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The fair value hierarchy of assets and liabilities as at March 31, 2022 is as follows:

(In crore)

Particulars	March 31, 2022	Fair value measurement at end of the year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer note no. 2.5)	2,425	1,238	1,187	–
Investments in government bonds (Refer note no. 2.5)	13	13	–	–
Investments in liquid mutual fund units (Refer note no. 2.5)	1,337	1,337	–	–
Investments in certificates of deposit (Refer note no. 2.4)	3,141	–	3,141	–
Investments in non convertible debentures (Refer note no. 2.5)	3,873	3,472	401	–
Investments in government securities (Refer note no. 2.5)	7,215	7,177	38	–
Investments in equity instruments (Refer note no. 2.5)	2	–	–	2
Investments in preference securities (Refer note no. 2.5)	192	–	–	192
Investments in Compulsorily convertible debentures (Refer note no. 2.5)	7	–	–	7
Other investments (Refer note no. 2.5)	76	–	–	76
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer note no. 2.7)	131	–	131	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note no. 2.13)	11	–	11	–

During the year ended March 31, 2022, tax free bonds and non-convertible debentures of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds and non-convertible debentures of 890 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The fair value hierarchy of assets and liabilities as at March 31, 2021 was as follows:

(In crore)

Particulars	March 31, 2021	Fair value measurement at end of the year using
		Level 1	Level 2	Level 3
Assets
Investments in tax free bonds (Refer Note no. 2.5)	2,513	1,352	1,161	–
Investments in government bonds (Refer Note no. 2.5)	14	14	–	–
Investments in liquid mutual fund units (Refer Note no. 2.5)	1,326	1,326	–	–
Investments in non convertible debentures (Refer Note no. 2.5)	4,380	4,085	295	–
Investments in government securities (Refer Note no. 2.5)	5,302	5,302	–	–
Investments in equity instruments (Refer Note no. 2.5)	2	–	–	2
Investments in preference securities (Refer Note no. 2.5)	165	–	–	165
Investments in Compulsorily convertible debentures (Refer note no. 2.5)	7	–	–	7
Other investments (Refer Note no. 2.5)	42	–	–	42
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts (Refer Note no. 2.7)	178	–	178	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts (Refer note 2.13)	9	–	9	–
Liability towards contingent consideration (Refer note no. 2.13)	5	–	–	5

During the year ended March 31, 2021, tax free bonds and non-convertible debentures of 107 crore were transferred from Level 2 to Level 1 of fair value hierarchy since these were valued based on quoted price. Further tax free bonds and non-convertible debentures of 1,177 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non-convertible debentures.

Financial risk management

Financial risk factors

The Company's activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company's primary focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Company is foreign exchange risk. The Company uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Market risk

The Company operates internationally and a major portion of the business is transacted in several currencies and consequently the Company is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Company holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the Indian rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Company’s operations are adversely affected as the rupee appreciates/ depreciates against these currencies.

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2022:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	16,185	4,148	1,290	1,314	1,670	24,607
Net financial liabilities	(8,202)	(1,689)	(678)	(956)	(875)	(12,400)
Total	7,983	2,459	612	358	795	12,207

The following table analyses the foreign currency risk from financial assets and liabilities as at March 31, 2021:

(In crore)

Particulars	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Net financial assets	13,782	2,855	1,153	1,182	1,280	20,252
Net financial liabilities	(5,959)	(1,058)	(643)	(787)	(492)	(8,939)
Total	7,823	1,797	510	395	788	11,313

Sensitivity analysis between Indian Rupee and USD

Particulars	Year ended March 31,
	2022	2021
Impact on the Company's incremental Operating Margins	0.48%	0.47%

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Company holds derivative financial instruments such as foreign currency forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace.

The details in respect of outstanding foreign currency forward and option contracts are as follows :

Particulars	As at
	March 31, 2022		March 31, 2021
	In million	In crore	In million	In crore
Derivatives designated as cash flow hedges
Forward contracts
In Euro	8	67	–	–
Option Contracts
In Australian dollars	185	1,050	92	512
In Euro	280	2,358	165	1,415
In United Kingdom Pound Sterling	32	318	35	353
Other derivatives
Forward contracts
In Canadian dollars	34	205	33	194
In Chinese Yuan	–	–	66	73
In Euro	266	2,240	151	1,295
In New Zealand dollars	20	105	16	82
In Norwegian Krone	80	70	25	21
In Singapore dollars	6	34	21	116
In Swedish Krona	–	–	–	–
In Swiss Franc	14	115	26	204
In Phillipine Peso	–	–	800	121
In U.S. dollars	1,004	7,622	1,012	7,392
In United Kingdom Pound Sterling	44	438	15	151
In South African rand	45	24	–	–
Option Contracts
In Euro	81	682	65	557
In U.S. dollars	677	5,131	403	2,946
Total forwards and option contracts		20,459		15,432

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as at the Balance Sheet date:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Not later than one month	5,323	5,028
Later than one month and not later than three months	11,973	6,698
Later than three months and not later than one year	3,163	3,706
	20,459	15,432

During the year ended March 31, 2022 and March 31, 2021 the Company has designated certain foreign exchange forward and option contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedge reserve as at March 31, 2022 are expected to occur and reclassified to statement of profit and loss within 3 months.

The Company determines the existence of an economic relationship between the hedging instrument and hedged item based on the currency, amount and timing of its forecasted cash flows. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in the Statement of Profit or Loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2022 and March 31, 2021:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Gain / (Loss)
Balance at the beginning of the year	10	(15)
Gain / (Loss) recognized in other comprehensive income during the year	102	(126)
Amount reclassified to profit and loss during the year	(113)	160
Tax impact on above	3	(9)
Balance at the end of the year	2	10

The Company offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the Company intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

The quantitative information about offsetting of derivative financial assets and derivative financial liabilities is as follows:

(In crore)

Particulars	As at		As at
	March 31, 2022		March 31, 2021
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset / liability	167	(47)	190	(21)
Amount set off	(36)	36	(12)	12
Net amount presented in Balance Sheet	131	(11)	178	(9)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to 18,966 crore and 16,394 crore as at March 31, 2022 and March 31, 2021, respectively and unbilled revenue amounting to 9,279 crore and 6,229 crore as at March 31, 2022 and March 31, 2021, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue from customers primarily located in the United States of Americas. Credit risk has always been managed by the Company through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of the customers to which the Company grants credit terms in the normal course of business. The Company uses the expected credit loss model to assess any required allowances; and uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. This matrix takes into account credit reports and other related credit information to the extent available.

The Company's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers. Exposure to customers is diversified and there is no single customer contributing more than 10% of outstanding trade receivables and unbilled revenues.

The details in respect of percentage of revenues generated from top 5 customers and top 10 customers are as follows:

   (In %)

Particulars	Year ended March 31,
	2022	2021
Revenue from top 5 customers	11.9	12.0
Revenue from top 10 customers	20.5	19.6

Credit risk exposure

The Company's credit period generally ranges from 30-75 days.

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2022 and March 31, 2021 is 93 crore and 146 crore, respectively.

Movement in credit loss allowance:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Balance at the beginning	615	580
Impairment loss recognized/ (reversed)	93	146
Amounts written off	(49)	(106)
Translation differences	14	(5)
Balance at the end	673	615

The gross carrying amount of a financial asset is written off (either partially or in full) when there is no realistic prospect of recovery.

Credit risk on cash and cash equivalents is limited as the Company generally invest in deposits with banks and financial institutions with high ratings assigned by international and domestic credit rating agencies. Ratings are monitored periodically and the Compnay has considered the latest available credit ratings as at the date of approval of these financial statements.

Majority of investments of the Company are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, fixed maturity plan securities, certificates of deposit, commercial papers, quoted bonds issued by government and quasi-government organizations and non convertible debentures. The Company invests after considering counterparty risks based on multiple criteria including Tier I capital, Capital Adequacy Ratio, Credit Rating, Profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per its risk management program.

Liquidity risk

Liquidity risk is defined as the risk that the Company will not be able to settle or meet its obligations on time.

The Company's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Company has no outstanding borrowings. The Company believes that the working capital is sufficient to meet its current requirements.

As at March 31, 2022, the Company had a working capital of 27,460 crore including cash and cash equivalents of 12,270 crore and current investments of 5,467 crore. As at March 31, 2021, the Company had a working capital of 30,660 crore including cash and cash equivalents of 17,612 crore and current investments of 2,037 crore.

As at March 31, 2022 and March 31, 2021, the outstanding compensated absences were 1,850 crore and 1,731 crore, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2022 are as follows:

(In crore)

Particulars	Less than 1 year	1-2 yezars	2-4 years	4-7 years	Total
Trade payables	2,669	–	–	–	2,669
Other financial liabilities (excluding liability towards contingent consideration) on an undiscounted basis (Refer to note 2.13)	9,500	377	202	10	10,089
Liability towards contingent consideration on an undiscounted basis (Refer to note 2.13)	–	–	–	–	–

The details regarding the contractual maturities of significant financial liabilities as at March 31, 2021 were as follows:

(In crore)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	1,562	–	–	–	1,562
Other financial liabilities (excluding liability towards contingent consideration) (Refer to note 2.13)	6,705	98	52	18	6,873
Liability towards contingent consideration on an undiscounted basis (Refer to note 2.13)	5	–	–	–	5

2.12 EQUITY

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity share capital .. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Description of reserves

Capital redemption reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Company.

Securities premium

The amount received in excess of the par value of equity shares has been classified as securities premium.

Share options outstanding account

The Share options outstanding account is used to record the fair value of equity-settled share based payment transactions with employees. The amounts recorded in share options outstanding account are transferred to securities premium upon exercise of stock options and transferred to general reserve on account of stock options not exercised by employees.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Other components of equity

Other components of equity consist of remeasurement of net defined benefit liability / asset, equity instruments fair valued through other comprehensive income, changes on fair valuation of investments and changes in fair value of derivatives designated as cash flow hedges, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the statement of Profit and Loss upon the occurrence of the related forecasted transaction.

2.12.1 EQUITY SHARE CAPITAL

(In crore, except as otherwise stated)

Particulars	As at
	March 31, 2022	March 31, 2021
Authorized
Equity shares, 5/- par value
480,00,00,000 (480,00,00,000) equity shares	2,400	2,400
Issued, Subscribed and Paid-Up
Equity shares, 5/- par value (1)	2,103	2,130
4,20,67,38,641 (426,06,60,846) equity shares fully paid-up
	2,103	2,130

(1) Refer to note 2.22 for details of basic and diluted shares

Forfeited shares amounted to 1,500/- (1,500/-)

The Company has only one class of shares referred to as equity shares having a par value of 5/-. Each holder of equity shares is entitled to one vote per share. The equity shares represented by American Depository Shares (ADS) carry similar rights to voting and dividends as the other equity shares. Each ADS represents one underlying equity share.

In the event of liquidation of the company, the holders of equity shares will be entitled to receive any of the remaining assets of the company in proportion to the number of equity shares held by the shareholders, after distribution of all preferential amounts. However, no such preferential amounts exist currently. For details of shares reserved for issue under the employee stock option plan of the Company, refer to the note below.

In the period of five years immediately preceding March 31, 2022:

The Company has allotted 2,18,41,91,490 fully paid-up shares of face value 5/- each during the quarter ended September 30, 2018 pursuant to bonus issue approved by the shareholders through postal ballot. The bonus shares were issued by capitalization of profits transferred from general reserve. Bonus share of one equity share for every equity share held, and a bonus issue, viz., a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged.

The bonus shares once allotted shall rank pari passu in all respects and carry the same rights as the existing equity shareholders and shall be entitled to participate in full, in any dividend and other corporate action, recommended and declared after the new equity shares are allotted.

Capital allocation policy and buyback

Effective from fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in April 2021:

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buyback price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022 the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the above shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of March 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.12.2 Shareholding of promoter

Shares held by promoters at March 31, 2022:

Promoter name	No. of shares	% of total shares	% Change during the year
Sudha Gopalakrishnan	9,53,57,000	2.27%	–
Rohan Murty	6,08,12,892	1.45%	–
S Gopalakrishnan	4,18,53,808	0.99%	–
Nandan M Nilekani	4,07,83,162	0.97%	–
Akshata Murty	3,89,57,096	0.93%	–
Asha Dinesh	3,85,79,304	0.92%	–
Sudha N Murty	3,45,50,626	0.82%	–
Rohini Nilekani	3,43,35,092	0.82%	–
Dinesh Krishnaswamy	3,24,79,590	0.77%	–
Shreyas Shibulal	2,37,04,350	0.56%	–0.71%
N R Narayana Murthy	1,66,45,638	0.40%	–
Nihar Nilekani	1,26,77,752	0.30%	–
Janhavi Nilekani	85,89,721	0.20%	–27.74%
Kumari Shibulal	52,48,965	0.12%	–41.00%
Deeksha Dinesh	76,46,684	0.18%	–
Divya Dinesh	76,46,684	0.18%	–
Meghana Gopalakrishnan	48,34,928	0.11%	–
Shruti Shibulal	27,37,538	0.07%	–
S D Shibulal	58,14,733	0.14%	168.36%
Promoters Group
Gaurav Manchanda	1,37,36,226	0.33%	–
Milan Shibulal Manchanda	69,67,934	0.17%	–50.00%
Nikita Shibulal Manchanda	69,67,934	0.17%	–
Bhairavi Madhusudhan Shibulal	66,79,240	0.16%	2.61%
Shray Chandra	7,19,424	0.02%	–
Tanush Nilekani Chandra	33,56,017	0.08%	331.59%

2.12.3 DIVIDEND

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay/distribute dividend after deducting applicable withholding income taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

The amount of per share dividend recognized as distribution to equity shareholders in accordance with Companies Act 2013 is as follows:

(in )

Particulars	Year ended March 31,
	2022	2021
Interim Dividend for fiscal 2022	15.00	–
Final dividend for fiscal 2021	15.00	–
Interim Dividend for fiscal 2021	–	12.00
Final dividend for fiscal 2020	–	9.50

During the year ended March 31, 2022, on account of the final dividend for fiscal 2021 and interim dividend for fiscal 2022 the Company has incurred a net cash outflow of 12,700 crore.

The Board of Directors in their meeting on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. This payment is subject to the approval of shareholders in the Annual General Meeting (AGM) of the Company to be held on June 25, 2022 and if approved would result in a net cash outflow of approximately 6,731 crore.

The details of shareholder holding more than 5% shares as at March 31, 2022 and March 31, 2021 are set out below:

Name of the shareholder	As at March 31, 2022		As at March 31, 2021
	Number of shares	% held	Number of shares	% held
Deutsche Bank Trust Company Americas (Depository of ADR's - legal ownership)	66,63,70,669	15.84	73,24,89,890	17.19
Life Insurance Corporation of India	24,33,47,641	5.78	25,00,63,497	5.87

The reconciliation of the number of shares outstanding and the amount of share capital as at March 31, 2022 and March 31, 2021 is set out below:

(in crore, except as stated otherwise)

Particulars	As at March 31, 2022		As at March 31, 2021
	Number of shares	Amount	Number of shares	Amount
As at the beginning of the period	4,26,06,60,846	2,130	4,25,89,92,566	2,129
Add: Shares issued on exercise of employee stock options	18,85,132.00	1	16,68,280	1
Less: Shares bought back	5,58,07,337	28	–	–
As at the end of the period	4,20,67,38,641	2,103	4,26,06,60,846	2,130

2.12.4 Employee Stock Option Plan (ESOP):

Accounting Policy

The Company recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in the statement of profit and loss on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share options outstanding account.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan) :

On June 22, 2019 pursuant to approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 5,00,00,000 equity shares. To implement the 2019 Plan , up to 4,50,00,000 equity shares may be issued by way of secondary acquisition of shares by Infosys Expanded Stock Ownership Trust. The restricted stock units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and remuneration committee). The performance parameters will be based on a combination of relative total shareholders return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan) :

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Stock Incentive Compensation Plan (the 2015 Plan). The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 1,37,25,712 and 1,55,14,732 shares as at March 31, 2022 and March 31, 2021, respectively under the 2015 plan. Out of these shares, 2,00,000 equity shares each have been earmarked for welfare activities of the employees as at March 31, 2022 and March 31, 2021.

The following is the summary of grants during the year ended March 31, 2022 and March 31, 2021:

	2019 Plan		2015 Plan
Particulars	Year ended March 31,		Year ended March 31,
	2022	2021	2022	2021
Equity settled RSU
KMPs	148,762	313,808	284,543	457,151
Employees other than KMPs	2,701,867	1,282,600	1,305,880	2,203,460
	2,850,629	1,596,408	1,590,423	2,660,611
Cash settled RSU
KMPs	–	–	–	–
Employees other than KMPs	–	–	49,960	115,250
	–	–	49,960	115,250
Total Grants	2,850,629	1,596,408	1,640,383	2,775,861

Notes on grants to KMP:

CEO & MD

Under the 2015 Plan:

In accordance with the employee agreement which has been approved by the shareholders, the CEO is eligible to receive an annual grant of RSUs of fair value 3.25 crore which will vest overtime in three equal annual installments upon the completion of each year of service from the respective grant date. Accordingly, annual time-based grant of 18,340 RSUs was made effective February 1, 2022 for fiscal 2022.

The Board, on April 14, 2021, based on the recommendations of the nomination and remuneration committee, in accordance with the terms of his employment agreement, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2022 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 96,150 performance based RSU’s were granted effective May 2, 2021.

Under the 2019 Plan:

The Board, on April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2022 under the 2019 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 73,962 performance based RSU’s were granted effective May 2, 2021.

Other KMPs

Under the 2015 Plan:

On April 14, 2021, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,547 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2021. The performance based RSUs will vest over three years based on certain performance targets.

On January 12, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 9,876 RSUs to a KMP under the 2015 Plan. The grants were made effective February 1, 2022. These RSUs will vest over four years.

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 154,630 RSUs to other KMPs under the 2015 Plan. The grants were made effective March 31, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On March 31, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance based grant of 74,800 RSUs to other KMPs under the 2019 Plan. The grants were made effective March 31, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Year ended March 31,
	2022	2021
Granted to:
KMP	65	76
Employees other than KMP	307	221
Total (1)	372	297
(1) Cash settled stock compensation expense included in the above	13	71

Share based payment arrangements that were modified during the year ended March 31, 2021:

During the year ended March 31, 2021, the company issued ADS settled RSU and ESOP awards as replacement for outstanding stock appreciation rights awards. The replacement was pursuant to SEBI Circular 'Framework for issue of Depository Receipts - Clarifications' dated December 18, 2020 which allows Non resident Indians to hold depository reciepts. The awards were granted after necessary approvals from the NARC. All other terms and conditions of the replaced awards remain the same as the original award.

The replacement awards was accounted as a modification and the fair value on the date of modification of 85 crore is recognized as equity with a corresponding adjustment to financial liability.

The activity in the 2015 and 2019 Plan for equity-settled share based payment transactions during the year ended March 31, 2022 and March 31, 2021 is set out as follows:

Particulars	Year ended March 31, 2022		Year ended March 31, 2021
	Shares arising out of options	Weighted average exercise price ()	Shares arising out of options	Weighted average exercise price ()
2015 Plan: RSU
Outstanding at the beginning	80,47,240	4.52	87,80,898	3.96
Granted	1,590,423	5.00	26,60,611	5.00
Exercised	2,569,983	4.07	37,83,462	3.55
Modification to equity settled awards	–	–	871,900	–
Modification to cash settled awards	–	–	–	–
Forfeited and expired	834,705	4.63	4,82,707	4.13
Outstanding at the end	62,32,975	4.80	80,47,240	4.52
Exercisable at the end	653,946	4.51	151,685	3.36
2015 Plan: Employee Stock Options (ESOPs)
Outstanding at the beginning	1,049,456	535	11,00,330	539
Granted	–	–	–	–
Exercised	348,612	529	239,272	534
Modification to equity settled awards	–	–	203,026	–
Modification to cash settled awards	–	–	–	–
Forfeited and expired	–	–	14,628	566
Outstanding at the end	700,844	557	1,049,456	535
Exercisable at the end	700,844	557	1,002,130	536
2019 Plan: RSU
Outstanding at the beginning	3,050,573	5.00	2,091,293	5.00
Granted	2,850,629	5.00	1,596,408	5.00
Exercised	755,557	5.00	370,170	5.00
Forfeited and expired	186,707	5.00	266,958	5.00
Outstanding at the end	4,958,938	5.00	3,050,573	5.00
Exercisable at the end	4,958,938	5.00	233,050	5.00

During the year ended March 31, 2022 and March 31, 2021 the weighted average share price of options exercised under the 2015 Plan on the date of exercise was 1,705 and 1,097 respectively.

During the year ended March 31, 2022 and March 31, 2021 the weighted average share price of options exercised under the 2019 Plan on the date of exercise was 1,560 and 1,166 respectively.

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2022 is as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	4,958,938	1.43	5.00	6,232,975	1.47	4.82
450 - 600 (ESOP)	–	–	–	700,844	0.65	557
	4,958,938	1.43	5.00	6,933,819	1.39	61

The summary of information about equity settled RSUs and ESOPs outstanding as at March 31, 2021 was as follows:

	2019 plan - Options outstanding			2015 plan - Options outstanding
Range of exercise prices per share ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ()
0 - 5 (RSU)	3,050,573	1.48	5.00	8,047,240	1.67	4.52
450 - 600 (ESOP)	–	–	–	1,049,456	1.83	535.00
	3,050,573	1.48	5.00	9,096,696	1.69	66

As at March 31, 2022 and March 31, 2021, 2,58,601 and 3,87,088 cash settled options were outstanding respectively. The carrying value of liability towards cash settled share based payments was 12 crore and 7 crore as at March 31, 2022 and March 31, 2021 respectively.

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant with the following assumptions:

Particulars	For options granted in
	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU	Fiscal 2021- Equity Shares-RSU	Fiscal 2021- ADS-RSU
Weighted average share price () / ($ ADS)	1,791	24.45	1,253	18.46
Exercise price ()/ ($ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	21-31	26-34	30-35	30-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	4-6	1-2	4-5	0.1-0.3
Weighted average fair value as on grant date () / ($ADS)	1,661	22.88	1,124	16.19

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.13 OTHER FINANCIAL LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non-current
Others
Compensated absences	86	91
Accrued compensation to employees (1)	8	–
Accrued expenses (1)(4)	503	163
Other payables (1)(6)	79	5
Total non-current other financial liabilities	676	259
Current
Unpaid dividends (1)	36	33
Others
Accrued compensation to employees (1)	2,999	2,915
Accrued expenses (1)(4)	4,603	2,944
Retention monies (1)	12	13
Payable for acquisition of business - Contingent consideration (2)	–	5
Capital creditors (1)	395	340
Compensated absences	1,764	1,640
Other payables (1)(5)(6)	1,449	460
Foreign currency forward and options contracts (2)(3)	11	9
Total current other financial liabilities	11,269	8,359
Total other financial liabilities	11,945	8,618
(1) Financial liability carried at amortized cost	10,084	6,873
(2) Financial liability carried at fair value through profit or loss	8	14
(3) Financial liability carried at fair value through other comprehensive income	3	-
(4) Includes dues to subsidiaries	7	74
(5) Includes dues to subsidiaries	316	174
Contingent consideration on undiscounted basis	–	5

(6)	Deferred contract cost in note 2.10 includes technology assets taken over by the Company from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Company in accordance with Ind AS 115 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. Further as at March 31, 2022 the Company has entered into a financing arrangement with a third party for these assets which has been considered as financial liability.

2.14 TRADE PAYABLES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Outstanding dues of micro enterprises and small enterprises	3	–
Outstanding dues of creditors other than micro enterprises and small enterprises (1)	2,666	1,562
Total trade payables	2,669	1,562
(1)Includes dues to subsidiaries	613	400

There is no interest due or outstanding on the dues to Micro, Small and Medium Enterprises. During the year ended March 31, 2022 and March 31, 2021, an amount of 70 crore and 13 crore was paid beyond the appointed day as defined in the Micro, Small and Medium Enterprises Development Act 2006.

Trade payables ageing schedule for the year ended as on March 31, 2022 and March 31, 2021:

(In crore)

Particulars		Outstanding for following periods from due date of payment
	Not Due	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Outstanding dues to MSME	3	–	–	–	–	3
	–	–	–	–	–	–
Others	2,131	535	–	–	–	2,666
	1,318	236	1	4	3	1,562
Total trade payables	2,134	535	–	–	–	2,669
	1,318	236	1	4	3	1,562

Relationship with struckoff companies

(In crore)

Name of Struck off Company	Nature of transactions	Transactions during the year March 31, 2022	Balance outstanding at the end of the year as at March 31, 2022	Relationship with the Struck off company, if any, to bedisclosed
Compulease Networks Private Limited	Payables	–*	–	Vendor

* Less than 1 crore

Name of Struck off Company	Nature of transactions	Transactions during the year March 31, 2021	Balance outstanding at the end of the year as at March 31, 2021	Relationship with the Struck off company, if any, to bedisclosed
Mysodet Private Limited	Payables	1	–	Vendor
Compulease Networks Private Limited	Payables	–*	–	Vendor

* Less than 1 crore

2.15 OTHER LIABILITIES

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Non current
Accrued defined benefit plan liability (Refer to note 2.21)	332	274
Others
Deferred income	9	16
Deferred income - government grants	19	14
Withholding taxes and others	–	345
Total non - current other liabilities	360	649
Current
Accrued defined benefit plan liability	2	3
Unearned revenue	5,179	3,145
Others
Withholding taxes and others	2,190	1,666
Deferred income - government grants	10	2
Total current other liabilities	7,381	4,816
Total other liabilities	7,741	5,465

2.16 PROVISIONS

Accounting Policy

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

a. Post sales client support

The Company provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded in the Statement of Profit and Loss. The Company estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.

Provision for post-sales client support and other provisions

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Current
Others
Post-sales client support and others	920	661
Total provisions	920	661

The movement in the provision for post-sales client support is as follows :

(In crore)

Particulars	Year ended March 31, 2022
Balance at the beginning	661
Provision recognized/(reversed)	343
Provision utilized	(152)
Exchange difference	28
Balance at the end	880

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

2.17 INCOME TAXES

Accounting Policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Statement of Profit and Loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.The Company offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the statement of profit and loss comprises:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Current taxes	6,960	6,013
Deferred taxes	300	416
Income tax expense	7,260	6,429

Income tax expense for the year ended March 31, 2022 and March 31, 2021 includes reversal (net of provisions) of 250 crore and 298 crore, respectively. These reversals pertains to prior periods on account of adjudication of certain disputed matters in favor of the Company and upon filing of return across various jurisdictions.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Profit before income taxes	28,495	24,477
Enacted tax rates in India	34.94%	34.94%
Computed expected tax expense	9,957	8,553
Tax effect due to non-taxable income for Indian tax purposes	(2,849)	(2,468)
Overseas taxes	958	688
Tax provision (reversals)	(250)	(298)
Effect of exempt non-operating income	(478)	(166)
Effect of non-deductible expenses	122	127
Impact of change in tax rate	(104)	–
Others	(96)	(7)
Income tax expense	7,260	6,429

The applicable Indian corporate statutory tax rate for the year ended March 31, 2022 and March 31, 2021 is 34.94% each..

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain income tax incentives that the Government of India had provided for export of software from the units registered under the Special Economic Zones Act (SEZs), 2005. SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100% of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50% of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone re-investment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

Entire deferred income tax for the year ended March 31, 2022 and March 31, 2021, relates to origination and reversal of temporary differences.

Infosys is subject to a 15% Branch Profit Tax (BPT) in the U.S. to the extent its U.S. branch's net profit during the year is greater than the increase in the net assets of the U.S. branch during the year, computed in accordance with the Internal Revenue Code. As at March 31, 2022, Infosys' U.S. branch net assets amounted to approximately 6,332 crore. As at March 31, 2022, the Company has a deferred tax liability for branch profit tax of 158 crore (net of credits), as the Company estimates that these branch profits are expected to be distributed in the foreseeable future.

Deferred income tax liabilities have not been recognized on temporary differences amounting to 9,618 crore and 9,670 crore as at March 31, 2022 and March 31, 2021, respectively, associated with investments in subsidiaries and branches as it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets have not been recognized on accumulated losses of 1,345 crore and 1,014 crore as at March 31, 2022 and March 31, 2021, respectively as it is probable that future taxable profit will be not be available against which the unused tax losses can be utilized in the foreseeable future. Majority of the accumulated losses as at March 31, 2022 will expire between financial years 2028 to 2030.

The details of income tax assets and income tax liabilities as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Income tax assets	5,585	5,287
Current income tax liabilities	2,179	1,737
Net current income tax asset/ (liability) at the end	3,406	3,550

The gross movement in the current income tax asset/ (liability) for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Net current income tax asset/ (liability) at the beginning	3,550	3,471
Income tax paid	6,736	6,061
Current income tax expense	(6,960)	(6,013)
Income tax benefit arising on exercise of stock options	63	45
Income tax on other comprehensive income	12	1
Tax impact on buyback expenses	8	–
Tax liability taken over from Kallidus	–	(15)
Translation differences	(3)	–
Net current income tax asset/ (liability) at the end	3,406	3,550

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2022 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2021	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2022
Property, plant and equipment	315	(126)	–	–	–	189
Lease liabilities	149	14	–	–	–	163
Trade receivables	194	(25)	–	–	–	169
Compensated absences	437	29	–	–	–	466
Post sales client support	115	3	–	–	–	118
Derivative financial instruments	(54)	27	–	3	–	(24)
Credits related to branch profits	355	308	–	–	13	676
Intangibles through business transfer	(10)	6	–	–	–	(4)
Branch profit tax	(500)	(316)	–	–	(18)	(834)
SEZ reinvestment reserve	(613)	(217)	–	–	–	(830)
Others	56	(3)	–	(13)	–	40
Total Deferred income tax assets and liabilities	444	(300)	–	(10)	(5)	129

The movement in gross deferred income tax assets and liabilities (before set off) for the year ended March 31, 2021 is as follows:

(In crore)

Particulars	Carrying value as of April 1, 2020	Changes through profit and loss	Additions through business transfer	Changes through OCI	Translation difference	Carrying value as of March 31, 2021
Property, plant and equipment	203	111	–	–	1	315
Lease liabilities	120	29	–	–	–	149
Trade receivables	182	12	–	–	–	194
Compensated absences	380	56	1	–	–	437
Post sales client support	101	14	–	–	–	115
Derivative financial instruments	155	(201)	–	(8)	–	(54)
Credits related to branch profits	377	(11)	–	–	(11)	355
Intangibles through business transfer	–	5	(14)	–	(1)	(10)
Branch profit tax	(555)	38	–	–	17	(500)
SEZ reinvestment reserve	(82)	(531)	–	–	–	(613)
Others	(8)	62	–	2	–	56
Total Deferred income tax assets and liabilities	873	(416)	(13)	(6)	6	444

The tax effects of significant temporary differences that resulted in deferred income tax assets and liabilities are as follows:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Deferred income tax assets after set off	970	955
Deferred income tax liabilities after set off	(841)	(511)

Deferred tax assets and deferred tax liabilities have been offset wherever the Company has a legally enforceable right to set off current tax assets against current tax liabilities and where the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

In assessing the reliability of deferred income tax assets, the management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. The management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the Company will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

2.18 REVENUE FROM OPERATIONS

Accounting Policy

The Company derives revenues primarily from IT services comprising software development and related services, maintenance, consulting and package implementation, and from licensing of software products and platforms across the Company’s core and digital offerings (together called as “software related services”). Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved by the parties, in writing, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Company has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Company assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Company allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Company estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Company’s contracts may include variable consideration including rebates, volume discounts and penalties. The Company includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Company’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended have been used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Company measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Company is unable to determine the standalone selling price, the Company uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS).When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Company uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and the vendor, and gross when the Company is the principal for the transaction. In doing so, the Company first evaluates whether it controls the good or service before it is transferred to the customer. The Company considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Company expects to recover them. Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Company that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered. Such capitalized contract costs are amortized over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

The Company presents revenues net of indirect taxes in its Statement of Profit and Loss.

Revenue from operations for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Revenue from software services	103,615	85,669
Revenue from products and platforms	325	243
Total revenue from operations	103,940	85,912

The company has evaluated the impact of COVID – 19 resulting from (i) the possibility of constraints to render services which may require revision of estimations of costs to complete the contract because of additional efforts;(ii) onerous obligations;(iii) penalties relating to breaches of service level agreements, and (iv) termination or deferment of contracts by customers. The company has concluded that the impact of COVID – 19 is not material based on these estimates. Due to the nature of the pandemic, the company continues to monitor developments to identify significant uncertainties relating to revenue in future periods.

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by offerings for the year ended March 31, 2022 and March 31, 2021 respectively. The Company believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

(In crore)

Particulars	Year ended March 31,
	2022	2021
Revenue by offerings
Core	43,410	43,810
Digital	60,530	42,102
Total	103,940	85,912

Digital Services

Digital Services comprise of service and solution offerings of the company that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the company that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Company also derives revenues from the sale of products and platforms including Infosys Nia - Artificial Intelligence (AI) platform which applies next-generation AI and machine learning.

The percentage of revenue from fixed-price contracts for each of the year ended March 31, 2022 and March 31, 2021 is approximately 53%.

Trade receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in receivables, unbilled revenue, and unearned revenue on the Company’s Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Company’s receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as "unearned revenue".

Trade receivables and unbilled revenues are presented net of impairment in the Balance Sheet.

During the year ended March 31, 2022 and March 31, 2021 , the company recognized revenue of 2,831 crore and 1,861 crore arising from opening unearned revenue as of April 1, 2021 and April 1, 2020 respectively. During the year ended March 31, 2022 and March 31, 2021, 3,711 crore and 3,401 crore of unbilled revenue pertaining to other fixed price and fixed time frame contracts as of April 1, 2021 and April 1, 2020, respectively has been reclassified to Trade receivables upon billing to customers on completion of milestones.

Remaining performance obligation disclosure

The remaining performance obligation disclosure provides the aggregate amount of the transaction price yet to be recognized as at the end of the reporting period and an explanation as to when the Company expects to recognize these amounts in revenue. Applying the practical expedient as given in Ind AS 115, the Company has not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date, typically those contracts where invoicing is on time and material including unit of work based contracts. Remaining performance obligation estimates are subject to change and are affected by several factors, including terminations, changes in the scope of contracts, periodic revalidations, adjustment for revenue that has not materialized and adjustments for currency fluctuations.

The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2022, other than those meeting the exclusion criteria mentioned above, is 65,748 crore. Out of this, the Company expects to recognize revenue of around 55% within the next one year and the remaining thereafter. The aggregate value of performance obligations that are completely or partially unsatisfied as at March 31, 2021 is 62,114 crore. The contracts can generally be terminated by the customers and typically includes an enforceable termination penalty payable by them. Generally, customers have not terminated contracts without cause.

2.19 OTHER INCOME, NET

2.19.1 Other income - Accounting Policy

Other income is comprised primarily of interest income, dividend income, gain / loss on investments and exchange gain/loss on forward and options contracts and on translation of other assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

2.19.2 Foreign currency - Accounting Policy

Functional currency

The functional currency of the Company is the Indian rupee. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign-currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the Statement of Profit and Loss and reported within exchange gains/(losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of the transaction. The related revenue and expense are recognised using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Government grant

The Company recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the Statement of Profit and Loss on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the net profit in the Statement of Profit and Loss over the periods necessary to match them with the related costs which they are intended to compensate.

Other income for the year ended March 31, 2022 and March 31, 2021 is as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Interest income on financial assets carried at amortized cost
Tax free bonds and government bonds	151	143
Deposit with Bank and others	668	951
Interest income on financial assets fair valued through other comprehensive income
Non-convertible debentures, commercial paper, certificates of deposit and government securities	580	372
Income on investments carried at fair value through other comprehensive income	1	80
Income on investments carried at fair value through profit or loss
Dividend income on liquid mutual funds	-	8
Gain / (loss) on liquid mutual funds and other investments	127	70
Dividend received from subsidiary (1)	1,218	321
Interest income on income tax refund	–	–
Exchange gains/(losses) on foreign currency forward and options contracts	189	558
Exchange gains/(losses) on translation of assets and liabilities	105	(279)
Miscellaneous income, net	185	243
Total other income	3,224	2,467

(1)	The Company received dividend from its wholly owned subsidiaries - Infosys BPM Limited and Brilliant Basics Holdings Limited

2.20 EXPENSES

(In crore)

Particulars	Year ended March 31,
	2022	2021
Employee benefit expenses
Salaries including bonus	49,575	43,605
Contribution to provident and other funds	1,417	1,146
Share based payments to employees (Refer to note 2.12)	372	297
Staff welfare	300	131
	51,664	45,179
Cost of software packages and others
For own use	1,062	942
Third party items bought for service delivery to clients	1,923	1,116
	2,985	2,058
Other expenses
Power and fuel	93	99
Brand and Marketing	444	288
Short-term leases	12	24
Rates and taxes	205	192
Repairs and Maintenance	824	1,050
Consumables	29	22
Insurance	135	108
Provision for post-sales client support and others	77	47
Commission to non-whole time directors	11	6
Impairment loss recognized / (reversed) under expected credit loss model	117	152
Auditor's remuneration
Statutory audit fees	5	5
Tax matters	–	–
Other services	–	1
Contributions towards Corporate Social Responsibility (CSR) (Refer to note 2.25)
Towards CSR*	397	412
Proposed transfer of CSR assets	–	283
Others	141	54
	2,490	2,743

*	Figures for the year ended March 31, 2021 includes 37 crore which the Company intends to spend in the future relating to and in addition to the amounts spent in the prior years

2.21 EMPLOYEE BENEFITS

Accounting Policy

2.21.1 Gratuity and Pensions

The Company provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible Indian employees of Infosys. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an independent actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Company recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/(asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the Statement of Profit and Loss.

2.21.2 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

2.21.3 Superannuation

Certain employees of Infosys are participants in a defined contribution plan. The Company has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

2.21.4 Compensated absences

The Company has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid / availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security,2020 (‘Code’) relating to employee benefits during employment and post employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However,the date on which the Code will come into effect has not been notified.The Company will assess the impact of the Code when it comes into effect and will record any related impact in the period the Code becomes effective.

a. Gratuity and Pension

The following tables set out the funded status majorly of the Indian gratuity plans and the amounts recognized in the Company's financial statements as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at March 31,
	2022	2021
Change in benefit obligations
Benefit obligations at the beginning	1,382	1,195
Service cost	193	181
Interest expense	77	72
Transfer of obligation	3	3
Remeasurements - Actuarial (gains)/ losses	69	14
Benefits paid	(257)	(83)
Benefit obligations at the end	1,467	1,382
Change in plan assets
Fair value of plan assets at the beginning	1,391	1,338
Interest income	84	80
Transfer of assets	3	–
Remeasurements- Return on plan assets excluding amounts included in interest income	21	10
Contributions	235	45
Benefits paid	(257)	(82)
Fair value of plan assets at the end	1,477	1,391
Funded status	10	9

The amount for the year ended March 31, 2022 and March 31, 2021 recognized in the Statement of Profit and Loss under employee benefit expense are as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Service cost	193	181
Net interest on the net defined benefit liability/asset	(7)	(8)
Net gratuity cost	186	173

The amount for the year ended March 31, 2022 and March 31, 2021 recognized in the statement of other comprehensive income are as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	69	14
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(21)	(10)
	48	4

(In crore)

Particulars	Year ended March 31,
	2022	2021
(Gain)/loss from change in demographic assumptions	–	–
(Gain)/loss from change in financial assumptions	(33)	8
(Gain) / loss from change in experience assumptions	102	6
	69	14

The weighted-average assumptions used to determine benefit obligations as at March 31, 2022 and March 31, 2021 are set out below:

Particulars	As at March 31,
	2022	2021
Discount Rate (1)	6.5%	6.1%
Weighted average rate of increase in compensation levels (2)	6.0%	6.0%
Weighted average duration of defined benefit obligation (3)	5.9 years	5.9 years

The weighted-average assumptions used to determine net periodic benefit cost for the year ended March 31, 2022 and March 31, 2021 are set out below:

Particulars	Year ended March 31,
	2022	2021
Discount rate	6.1%	6.2%
Weighted average rate of increase in compensation levels	6.0%	6.0%

Assumptions regarding future mortality experience are set in accordance with the published statistics by the Life Insurance Corporation of India.

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

(2)	The average rate of increase in compensation levels is determined by the Company, considering factors such as, the Company’s past compensation revision trends and management’s estimate of future salary increases.

(3)	Attrition rate considered is the management’s estimate based on the past long-term trend of employee turnover in the Company.

Sensitivity of significant assumptions used for valuation of defined benefit obligations:

(in crore)

Impact from percentage point increase / decrease in	As at March 31,
	2022	2021
Discount Rate	81	78
Weighted average rate of increase in compensation level	73	70

Sensitivity for significant actuarial assumptions is computed by varying one actuarial assumption used for the valuation of the defined benefit obligation by one percentage, keeping all other actuarial assumptions constant. The sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is not probable, and changes in some of the assumptions may be correlated.

The Company contributes all ascertained liabilities towards gratuity to the Infosys Limited Employees' Gratuity Fund Trust. Trustees administer contributions made to the trust. As at March 31, 2022 and March 31, 2021, the plan assets have been primarily invested in insurer managed funds.

Actual return on assets for the year ended March 31, 2022 and March 31, 2021 were 105 crore and 90 crore respectively.

The Company expects to contribute 200 crore to the gratuity trusts during the fiscal 2022.

Maturity profile of defined benefit obligation:

(In crore)

Within 1 year	204
1-2 year	214
2-3 year	231
3-4 year	242
4-5 year	284
5-10 years	1,559

The Company operates defined benefit pension plan in certain overseas jurisdictions, in accordance with local laws. As on March 31, 2022 and March 31, 2021, the defined benefit obligation (DBO) is 610 crore and 541 crore, fair value of plan assets is 534 crore and 434 crore, resulting in recognition of a net DBO of 76 crore and 107 crore.

b. Superannuation

The Company contributed 342 crore and 242 crore to the Superannuation trust during the year ended March 31, 2022 and March 31, 2021 respectively and the same has been recognized in the Statement of Profit and Loss account under the head employee benefit expense.

c. Provident fund

Infosys has an obligation to fund any shortfall on the yield of the trust’s investments over the administered interest rates on an annual basis. These administered rates are determined annually predominantly considering the social rather than economic factors. The actuary has provided a valuation for provident fund liabilities on the basis of guidance issued by Actuarial Society of India.

The following tables set out the funded status of the defined benefit provident fund plan of Infosys limited and the amounts recognized in the Company's financial statements as at March 31, 2022 and March 31, 2021:

(In crore)

Particulars	As at March 31,
	2022	2021
Change in benefit obligations
Benefit obligations at the beginning	8,287	7,366
Service cost - employer contribution	656	423
Employee contribution	1,153	816
Interest expense	516	606
Actuarial (gains) / loss	118	(26)
Benefits paid	(1,426)	(898)
Benefit obligations at the end	9,304	8,287
Change in plan assets
Fair value of plan assets at the beginning	8,140	7,117
Interest income	507	596
Remeasurements- Return on plan assets excluding amounts included in interest income	66	125
Contributions	1,771	1,200
Benefits paid	(1,426)	(898)
Fair value of plan assets at the end	9,058	8,140
Net liability	(246)	(147)

Amount for the year ended March 31, 2022 and March 31, 2021 recognized in the statement of other comprehensive income:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Remeasurements of the net defined benefit liability/ (asset)
Actuarial (gains) / losses	118	(26)
(Return) / loss on plan assets excluding amounts included in the net interest on the net defined benefit liability/(asset)	(66)	(125)
	52	(151)

Assumptions used in determining the present value obligation of the defined benefit plan under the Deterministic approach:

Particulars	As at March 31,
	2022	2021
Government of India (GOI) bond yield (1)	6.50%	6.10%
Expected rate of return on plan assets	7.70%	8.00%
Remaining term to maturity of portfolio	6 years	6 years
Expected guaranteed interest rate	8.10%	8.50%

(1)	In India, the market for high quality corporate bonds being not developed, the yield of government bonds is considered as the discount rate. The tenure has been considered taking into account the past long-term trend of employees’ average remaining service life which reflects the average estimated term of the post- employment benefit obligations.

The breakup of the plan assets into various categories as at March 31, 2022 and March 31, 2021 is as follows:

Particulars	As at March 31,
	2022	2021
Central and State government bonds	57%	54%
Public sector undertakings and Private sector bonds	37%	40%
Others	6%	6%

The asset allocation for plan assets is determined based on investment criteria prescribed under the relevant regulations.

As at March 31, 2022 the defined benefit obligation would be affected by approximately 88 crore and 114 crore on account of a 0.25% increase / decrease in the expected rate of return on plan assets.

The Company contributed 768 crore and 568 crore to the provident fund during the year ended March 31, 2022 and March 31, 2021, respectively. The same has been recognized in the net profit in the statement of profit and loss under the head employee benefit expense.

The provident plans are applicable only to employees drawing a salary in Indian rupees.

Employee benefits cost include:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Salaries and bonus(1)	50,341	44,078
Defined contribution plans	342	242
Defined benefit plans	981	859
	51,664	45,179

(1)	Includes employee stock compensation expense of 372 crore and 297 crore for the year ended March 31, 2022 and March 31, 2021, respectively (Refer to note 2.12).

2.22 BASIC AND DILUTED SHARES USED IN COMPUTING EARNING PER SHARE

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

Particulars	Year ended March 31,
	2022	2021
Basic earnings per equity share - weighted average number of equity shares outstanding	4,22,43,39,562	4,25,94,38,950
Effect of dilutive common equivalent shares - share options outstanding	52,06,766	36,53,564
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	4,22,95,46,328	4,26,30,92,514

For the year ended March 31, 2022 and March 31, 2021 no number of options to purchase equity shares had an anti-dilutive effect.

2.23 CONTINGENT LIABILITIES AND COMMITMENTS

Accounting Policy

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognised because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Contingent liabilities :
Claims against the Company, not acknowledged as debts(1)	4,245	3,753
[Amount paid to statutory authorities 5,617 crore (5,827 crore)]
Commitments :
Estimated amount of contracts remaining to be executed on capital contracts and not provided for	1,092	609
(net of advances and deposits)(2)
Other Commitments*	11	10

* Uncalled capital pertaining to investments

(1)	As at March 31, 2022, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,898 crore. As at March 31, 2021, claims against the Company not acknowledged as debts in respect of income tax matters amounted to 3,424 crore.The claims against the Company majorly represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes. These matters are pending before various Appellate Authorities and the management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company's financial position and results of operations.Amount paid to statutory authorities against the tax claims amounted to 5,607 crore and 5,817 crore as at March 31, 2022 and March 31, 2021, respectively.

(2)	Capital contracts primarily comprises of commitments for infrastructure facilities and computer equipment’s.

Legal Proceedings

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Company’s results of operations or financial condition.

2.24 RELATED PARTY TRANSACTIONS

List of related parties

		Holdings as at
Name of subsidiaries	Country	March 31, 2022	March 31, 2021
Infosys Technologies (China) Co. Limited (Infosys China)	China	100%	100%
Infosys Technologies S. de R. L. de C. V. (Infosys Mexico)	Mexico	100%	100%
Infosys Technologies (Sweden) AB (Infosys Sweden)	Sweden	100%	100%
Infosys Technologies (Shanghai) Company Limited (Infosys Shanghai)	China	100%	100%
Infosys Nova Holdings LLC. (Infosys Nova)	U.S.	100%	100%
EdgeVerve Systems Limited (EdgeVerve)	India	100%	100%
Infosys Austria GmbH	Austria	100%	100%
Skava Systems Private Limited (Skava Systems)(41)	India	100%	100%
Kallidus Inc, (Kallidus)(42)	U.S.	–	–
Infosys Chile SpA	Chile	100%	100%
Infosys Arabia Limited(2)	Saudi Arabia	70%	70%
Infosys Consulting Ltda.(1)	Brazil	100%	100%
Infosys CIS LLC(1)(15)	Russia	–	–
Infosys Luxembourg S.a.r.l	Luxembourg	100%	100%
Infosys Americas Inc., (Infosys Americas)	U.S.	100%	100%
Infosys Public Services, Inc. USA (Infosys Public Services)	U.S.	100%	100%
Infosys Canada Public Services Inc(20)(53)	Canada	–	–
Infosys BPM Limited(61)	India	100%	99.99%
Infosys (Czech Republic) Limited s.r.o.(3)	Czech Republic	100%	99.99%
Infosys Poland Sp z.o.o(3)	Poland	100%	99.99%
Infosys McCamish Systems LLC(3)	U.S.	100%	99.99%
Portland Group Pty Ltd(3)	Australia	100%	99.99%
Infosys BPO Americas LLC.(3)	U.S.	100%	99.99%
Infosys Consulting Holding AG (Infosys Lodestone)	Switzerland	100%	100%
Infosys Management Consulting Pty Limited(4)	Australia	100%	100%
Infosys Consulting AG(4)	Switzerland	100%	100%
Infosys Consulting GmbH(4)	Germany	100%	100%
Infosys Consulting S.R.L.	Romania	100%	100%
Infosys Consulting SAS(4)	France	100%	100%
Infosys Consulting s.r.o. v likvidaci (formerly Infosys Consulting s.r.o.)(4)(52)	Czech Republic	–	100%
Infosys Consulting (Shanghai) Co., Ltd.(4)(48)	China	–	100%
Infy Consulting Company Ltd(4)	U.K.	100%	100%
Infy Consulting B.V.(4)	The Netherlands	100%	100%
Infosys Consulting Sp. z.o.o(29)	Poland	–	–
Lodestone Management Consultants Portugal, Unipessoal, Lda.(4)(34)	Portugal	–	–
Infosys Consulting S.R.L.(4)	Argentina	100%	100%
Infosys Consulting (Belgium) NV(5)	Belgium	99.90%	99.90%
Panaya Inc. (Panaya)	U.S.	100%	100%
Panaya Ltd.(6)	Israel	100%	100%
Panaya GmbH(6)	Germany	100%	100%
Brilliant Basics Holdings Limited (Brilliant Basics)(41)	U.K.	100%	100%
Brilliant Basics Limited(7)(41)	U.K.	100%	100%
Brilliant Basics (MENA) DMCC(7)(21)	Dubai	–	–
Infosys Consulting Pte. Ltd. (Infosys Singapore)	Singapore	100%	100%
Infosys Middle East FZ LLC(8)	Dubai	100%	100%
Fluido Oy(8)	Finland	100%	100%
Fluido Sweden AB (Extero)(11)	Sweden	100%	100%
Fluido Norway A/S(11)	Norway	100%	100%
Fluido Denmark A/S(11)	Denmark	100%	100%
Fluido Slovakia s.r.o(11)	Slovakia	100%	100%
Fluido Newco AB(11)(36)	Sweden	–	–
Infosys Compaz Pte. Ltd(9)	Singapore	60%	60%
Infosys South Africa (Pty) Ltd(8)	South Africa	100%	100%
WongDoody Holding Company Inc. (WongDoody)(1)(54)	U.S.	–	100%
WDW Communications, Inc(10)(55)	U.S.	–	100%
WongDoody, Inc(10)(56)	U.S.	100%	100%
HIPUS Co., Ltd(9)	Japan	81%	81%
Stater N.V.(9)	The Netherlands	75%	75%
Stater Nederland B.V.(12)	The Netherlands	75%	75%
Stater Duitsland B.V.(12)(38)	The Netherlands	–	–
Stater XXL B.V.(12)	The Netherlands	75%	75%
HypoCasso B.V.(12)	The Netherlands	75%	75%
Stater Participations B.V.(12)	The Netherlands	75%	75%
Stater Deutschland Verwaltungs-GmbH(13)(37)	Germany	–	–
Stater Deutschland GmbH & Co. KG(13)(37)	Germany	–	–
Stater Belgium N.V./S.A.(14)(39)	Belgium	75%	75%
Stater Gmbh(12)(46)	Germany	75%	–
Outbox systems Inc. dba Simplus (US)(16)	U.S.	100%	100%
Simplus North America Inc.(17)(45)	Canada	–	100%
Simplus ANZ Pty Ltd.(17)	Australia	100%	100%
Simplus Australia Pty Ltd(18)	Australia	100%	100%
Sqware Peg Digital Pty Ltd(19)(49)	Australia	–	100%
Simplus Philippines, Inc.(17)	Philippines	100%	100%
Simplus Europe, Ltd.(17)(47)	U.K.	–	100%
Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)(22)	U.K.	100%	100%
Infosys Fluido Ireland, Ltd.(formerly Simplus Ireland, Ltd)(23)	Ireland	100%	100%
Infosys Limited Bulgaria EOOD(1)(24)	Bulgaria	100%	100%
Kaleidoscope Animations, Inc.(27)	U.S.	100%	100%
Kaleidoscope Prototyping LLC(28)	U.S.	100%	100%
GuideVision s.r.o.(25)	Czech Republic	100%	100%
GuideVision Deutschland GmbH(26)	Germany	100%	100%
GuideVision Suomi Oy(26)	Finland	100%	100%
GuideVision Magyarország Kft(26)	Hungary	100%	100%
GuideVision Polska SP.Z.O.O(26)	Poland	100%	100%
GuideVision UK Ltd(26)	U.K.	100%	100%
Blue Acorn iCi Inc (formerly Beringer Commerce Inc)(30)	U.S.	100%	100%
Beringer Capital Digital Group Inc(30)(59)	U.S.	–	100%
Mediotype LLC(31)(59)	U.S.	–	100%
Beringer Commerce Holdings LLC(31)(59)	U.S.	–	100%
SureSource LLC(32)(57)	U.S.	–	100%
Blue Acorn LLC(32)(57)	U.S.	–	100%
Simply Commerce LLC(32)(57)	U.S.	–	100%
iCiDIGITAL LLC(33)(58)	U.S.	–	100%
Infosys BPM UK Limited(3)(35)	U.K.	–	–
Infosys Turkey Bilgi Teknolojikeri Limited Sirketi(1)(40)	Turkey	100%	–
Infosys Germany Holding Gmbh(1)(43)	Germany	100%	100%
Infosys Automotive and Mobility GmbH & Co. KG(1)(44)	Germany	100%	–
Infosys Green Forum(1)(50)	India	100%	–
Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)(51)	Malaysia	100%	–
Infosys Business Solutions LLC(1)(60)	Qatar	–	–
Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”))(62)	Germany	100%	–

(1)	Wholly-owned subsidiary of Infosys Limited
(2)	Majority owned and controlled subsidiary of Infosys Limited
(3)	Wholly-owned subsidiary of Infosys BPM Limited
(4)	Wholly-owned subsidiary of Infosys Consulting Holding AG
(5)	Majority owned and controlled subsidiary of Infosys Consulting Holding AG
(6)	Wholly-owned subsidiary of Panaya Inc.
(7)	Wholly-owned subsidiary of Brilliant Basics Holding Limited.
(8)	Wholly-owned subsidiary of Infosys Consulting Pte. Ltd.
(9)	Majority owned and controlled subsidiary of Infosys Consulting Pte. Ltd.
(10)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody)
(11)	Wholly-owned subsidiary of Fluido Oy
(12)	Wholly-owned subsidiary of Stater N.V
(13)	Wholly-owned subsidiary of Stater Duitsland B.V.
(14)	Majority owned and controlled subsidiary of Stater Participations B.V.
(15)	Liquidated effective January 28, 2021.
(16)	Wholly-owned subsidiary of Infosys Nova Holdings LLC
(17)	Wholly-owned subsidiary of Outbox Systems Inc.
(18)	Wholly-owned subsidiary of Simplus ANZ Pty Ltd
(19)	Wholly-owned subsidiary of Simplus Australia Pty Ltd
(20)	Wholly-owned subsidiary of Infosys Public Services, Inc.
(21)	Liquidated effective July 17, 2020
(22)	On June 1, 2020, Fluido Oy, acquired 100% of the voting interests in Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(23)	Wholly-owned subsidiary of Infosys Fluido UK, Ltd. (formerly Simplus U.K., Ltd)
(24)	Incorporated effective September 11, 2020.

(25) On October 1, 2020, Infy Consulting Company Limited acquired 100% of voting interests in GuideVision s.r.o

(26)	Wholly-owned subsidiary of GuideVision s.r.o.
(27)	On October 9, 2020, Infosys Nova Holdings LLC, acquired 100% voting interest in Kaleidoscope Animations, Inc.
(28)	Wholly-owned subsidiary of Kaleidoscope Animations, Inc.
(29)	Merged with Infosys Poland Sp. z.o.o, effective October 21, 2020
(30)	On October 27, 2020, Infosys Nova Holding LLC, a wholly-owned subsidiary of Infosys Limited, acquired 100% voting interest in Blue Acorn iCi Inc (formerly Beringer Commerce Inc) and Beringer Capital Digital Group Inc
(31)	Wholly-owned subsidiary of Blue Acorn iCi Inc
(32)	Wholly-owned subsidiary of Beringer Commerce Holdings LLC
(33)	Wholly-owned subsidiary of Beringer Capital Digital Group Inc.
(34)	Liquidated effective November 19,2020
(35)	Incorporated, effective December 9, 2020
(36)	Merged into Fluido Sweden AB (Extero), effective December 18, 2020
(37)	Merged into Stater Duitsland B.V., effective December 18, 2020
(38)	Merged with Stater N.V., effective December 23, 2020
(39)	On December 29, 2020, Stater Participation B.V acquired non-controlling interest of 28.01% of the voting interests in Stater Belgium NV/SA
(40)	Incorporated on December 30, 2020.
(41)	Under liquidation
(42)	Liquidated effective March 9,2021
(43)	Incorporated on March 23, 2021
(44)	On March 28, 2021 Infosys Limited and Infosys Germany Holding Gmbh registered Infosys Automotive and Mobility GmbH & Co. KG, a partnership firm.
(45)	Liquidated effective April 27,2021
(46)	Incorporated on August 4, 2021
(47)	Liquidated effective July 20, 2021
(48)	Liquidated effective September 1, 2021
(49)	Liquidated effective September 2, 2021
(50)	Incorporated on August 31, 2021
(51)	On December 14, 2021, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys (Malaysia) SDN. BHD. (formerly Global Enterprise International (Malaysia) Sdn. Bhd.)
(52)	Liquidated effective December 16, 2021
(53)	Liquidated effective November 23, 2021
(54)	Wholly-owned subsidiary of Infosys Limited, merged with WongDoody Inc, effective December 31, 2021
(55)	Wholly-owned subsidiary of WongDoody Holding Company Inc. (WongDoody), merged with WongDoody Inc, effective December 31, 2021
(56)	Wholly-owned subsidiary of Infosys Limited, effective December 31, 2021
(57)	Merged with Beringer Commerce Holdings LLC, effective January 1, 2022
(58)	Merged with Beringer Capital Digital Group Inc, effective January 1, 2022
(59)	Merged with Blue Acorn iCi Inc, effective January 1, 2022
(60)	Incorporated on February 20, 2022
(61)	On March 17, 2022, Infosys Limited acquired non-controlling interest of 0.01% of the voting interests in Infosys BPM Limited.
(62)	On March 22, 2022, Infosys Consulting Pte. Ltd., a wholly-owned subsidiary of Infosys Limited acquired 100% of voting interests in Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”) )

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

List of other related party

Particulars	Country	Nature of relationship
Infosys Limited Employees' Gratuity Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Provident Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Limited Employees' Superannuation Fund Trust	India	Post-employment benefit plan of Infosys
Infosys Employees Welfare Trust	India	Controlled trust
Infosys Employee Benefits Trust	India	Controlled trust
Infosys Science Foundation	India	Controlled trust
Infosys Expanded Stock Ownership Trust*	India	Controlled trust
Infosys Foundation**	India	Trust jointly controlled by KMPs

*	Registered on May 15, 2019
**	Effective January 1, 2022

The Company’s material related party transactions during the year ended March 31, 2022 and March 31, 2021 and outstanding balances as at March 31, 2022 and March 31, 2021 are with its subsidiaries with whom the Company generally enters into transactions which are at arms length and in the ordinary course of business.

Refer to note 2.21 for information on transactions with post-employment benefit plans mentioned above.

List of key management personnel

Whole-time directors

Salil Parekh , Chief Executive Officer and Managing Director

U.B. Pravin Rao (retired as a Chief Operating Officer and Whole-time director effective December 12, 2021)

Non-whole-time directors

Nandan M. Nilekani

Micheal Gibbs

Kiran Mazumdar-Shaw

D. Sundaram

D. N. Prahlad (resigned as a member of the Board effective April 20, 2020)

Uri Levine (appointed as an independent director effective April 20, 2020)

Bobby Parikh (appointed as an independent director effective July 15, 2020)

Dr. Punita Kumar-Sinha (retired as member of the Board effective January 13, 2021)

Chitra Nayak (appointed as an independent director effective March 25, 2021)

Executive Officers

Nilanjan Roy, Chief Financial Officer

Mohit Joshi, President

Ravi Kumar S, President

Krishnamurthy Shankar, Group Head - Human Resources

Inderpreet Sawhney, Group General Counsel and Chief Compliance Officer

Company Secretary

A. G. S. Manikantha

The details of amounts due to or due from related parties as at March 31, 2022 and March 31, 2021 are as follows:

(In crore)

Particulars	As at
	March 31, 2022	March 31, 2021
Investment in debentures
EdgeVerve(1)	–	536
	–	536
Trade receivables
Brilliant Basics Limited	–	1
Infosys China	6	11
Infosys Mexico	1	2
Infosys BPM	7	9
Infosys BPO Americas	12	7
Infy Consulting Company Ltd.	3	3
Infosys Public Services	95	54
Infosys Shanghai	1	1
Infosys Sweden	16	7
Infosys Fluido Oy	1	2
Infosys Consulting Ltda.	–	1
Infosys McCamish Systems LLC	76	46
Panaya Ltd	1	1
Infosys Compaz Pte. Ltd	8	12
Stater Nederland B.V.	–	1
Outbox System,Inc. dba Simplus	–	3
Infosys Luxembourg S.à.r.l	28	24
Infosys Chile SPA	2	–
Infosys Middle East FZ-LLC	11	18
	268	203
Loans
Infosys China (2)	–	21
Infosys Shanghai(2)	–	75
	–	96
Prepaid expense and other assets
Panaya Ltd.	203	236
GuideVision, s.r.o.	1	1
	204	237
Other financial assets
Infosys BPM	7	145
Infosys Consulting GmbH	3	2
Infosys China	12	9
Infosys Shanghai	3	2
Infy Consulting Company Ltd.	7	5
Infosys Management Consulting Pty Limited		1
Infosys Consulting AG	2	1
Infosys Consulting Ltda.	–	1
Infy Consulting B.V.	2	2
Brilliant Basics Limited	–	4
Infosy Fluido Oy	–	1
Panaya Ltd	1	–
McCamish Systems LLC	6	4
Infosys Consulting Pte Limited	1	–
Infosys Automotive and Mobility	156	–
Infosys Poland sp. z o o	2	1
Fluido Denmark A/S	1	1
Infosys Luxembourg S.à.r.l	1	–
Infosys Consulting S.R.L.	1	–
Infosys Green Forum	2	–
Infosys Consulting (Belgium) NV	3	–
WongDoody, Inc.	3	–
Infosys Tecnologia DO Brasil LTDA	1	–
Infosys Public Services	4	–
Simplus Philippines, Inc.	1	–
Edgeverve	–	3
	220	182
Unbilled revenues
EdgeVerve	64	77
Infosys Consulting Ltda	4	–
Beringer Commerce Inc.	1	–
Portland Group Pty Ltd	2	–
Infosys Automotive and Mobility	201	–
Infosys Austria GmbH	2	–
Infosys (Czech Republic) Limited s.r.o.	2	–
Infy Consulting Company Ltd	4	–
Infosys Consulting S.R.L.	1	–
Infosys Technologies (Sweden) AB.	1	–
Infosys China	9	–
Infosys Turkey	2	–
Infosys Consulting Pte Limited	5	–
McCamish Systems LLC	115	–
Infosys Mexico	2	–
Stater Nederland B.V.	4	5
	419	82
Trade payables
Infosys China	28	6
Infosys BPM	152	121
Infosys (Czech Republic) Limited s.r.o.	18	12
Infosys Mexico	–	8
Infosys Sweden	69	39
Infosys Shanghai	23	8
Infosys Management Consulting Pty Limited		14
Infosys Consulting Pte Ltd.	7	3
Infy Consulting Company Ltd.	118	46
Infosys consulting Ltda	–	6
Panaya Ltd.	13	37
Infosys Public Services	1	3
Portland Group Pty Ltd	1	1
Infosys Chile SpA	8	1
Infosys Compaz Pte. Ltd	3	1
Infosys Middle East FZ-LLC	4	12
Infosys Poland Sp Z.o.o	14	10
Infosys Consulting S.R.L.	17	20
Infosys Fluido Oy	12	20
McCamish Systems LLC	–	2
Fluido Sweden AB	14	10
Edgeverve	6	1
WongDoody, Inc.	2	6
Fluido Denmark	7	–
Simplus U.K. Ltd	3	–
Infosys Automotive and Mobility	57	–
Infosys Limited Bulgaria	1	–
Infosys Technologies, Mexico.	16	–
Infosys Consulting Ltda	5	–
WDW Communications, Inc.	–	16
	613	400
Other financial liabilities
Infosys BPM	33	127
Brilliant Basics Limited	–	23
Infosys Mexico	1	1
Infosys China	4	3
Infosys Shanghai	2	1
HIPUS Co., Ltd	–	1
Outbox System,Inc. dba Simplus	17	9
GuideVision, s.r.o.	5	2
Simplus Australia Pty Ltd	5	2
Simplus Philippines, Inc.	3	1
GuideVision Polska SP. Z O.O.	1	1
Kaleidoscope Animations INC	3	–
WongDoody ,Inc.	53	–
Infosys Public Services	5	–
GuideVision Magyarország Kft.	1	–
Infosys Austria GmbH	1	–
Infosys Consulting Pte Limited	1	–
Infosys Consulting GmbH	1	–
Infosys Automotive and Mobilit	105	–
McCamish Systems LLC	16	–
Infosys Green Forum	6	–
Infosys Consulting (Belgium)	3	–
BERINGER COMMERCE INC.	48	–
GuideVision Deutschland GmbH	1	–
Infosys Poland sp. z o o	1	–
IciDigital LLC	–	3
	316	174
Accrued expenses
Infosys BPM	7	74
	7	74

(1)	At an interest rate of 7.138% per annum.
(2)	Interest at the rate of 6% per annum repayable on demand

(In crore)

Particulars	Maximum amount outstanding during the
	Year ended March 31,
	2022	2021
Loans and advances in the nature of loans given to Subsidiaries:
Infosys China	21	471
Infosys Shanghai	76	79
Infosys Consulting S.R.L. Romania	–	2

The details of the related parties transactions entered into by the Company for the year ended March 31, 2022 and March 31, 2022 are as follows:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Capital transactions:
Financing transactions
Equity
Infosys Consulting Brazil	–	154
Wongdoody Holding Company Inc	–	21
Infosys Nova Holdings LLC	–	1,302
Infosys Luxembourg S.a r.l.	–	13
Infosys Limited Bulgaria	–	2
Infosys Germany Holdings Gmbh	–	2
Infosys Green Forum	1	–
Infosys Automotive and Mobility GmbH	15	–
Infosys China	–	36
Infosys Shanghai	110	–
Infosys BPM	2	–
Kallidus(3)	–	(151)
	128	1,379
Debentures (net of repayment)
Edgeverve	–	(623)
	–	(623)
Loans (net of repayment)
Infosys China	(21)	(74)
Infosys Shanghai	(76)	76
Infosys Consulting Pte Ltd.	–	(277)
Infosys Consulting S.R.L.	–	(9)
	(97)	(284)
Revenue transactions:
Purchase of services
Infosys China	125	63
Infosys Management Consulting Pty Limited		187
Infy Consulting Company Limited	1,251	965
Infosys Consulting Pte. Ltd.	73	25
Portland Group Pty Ltd	21	33
Infosys (Czech Republic) Limited s.r.o.	165	122
Infosys BPM	2,001	1,321
Infosys Sweden	49	47
Infosys Shanghai	116	87
Infosys Mexico	149	72
Infosys Public Services	11	32
Panaya Ltd.	140	131
Infosys Poland Sp Z.o.o	124	66
Infosys Consulting S.R.L. Romania	234	182
Infosys Compaz Pte. Ltd	20	3
Infosys Consulting Ltda.	60	41
Kallidus	–	22
Kaleidoscope Animations	16	–
Brilliant Basics Limited	30	53
Infosys Chile SpA	17	15
Infosys Middle East FZ-LLC	51	61
Fluido Oy	42	30
Fluido Sweden AB (Extero)	52	31
Fluido Denmark	15	–
McCamish Systems LLC	3	7
GuideVision, s.r.o.	28	2
GuideVision Polska SP.Z.O.O	6	1
HIPUS	2	1
Simplus Australia Pty Ltd	28	1
Simplus Philippines, Inc.	11	1
Outbox System,Inc. dba Simplus	177	27
Simplus U.K. Ltd	17	–
WDW Communications, Inc.	24	108
iCiDIGITAL LLC	52	3
Blue Acorn LLC	19	–
Beringer Commerce Inc	47	–
Mediotype LLC	2	–
Infosys Automotive and Mobilit	57	–
GuideVision Deutschland GmbH	1	–
GuideVision Suomi Oy	3	–
GuideVision Magyarország Kft	5	–
Infosys Austria GmbH	1	–
Infosys Limited Bulgaria	5	–
WongDoody, Inc.	265	9
	5,702	3,691
Purchase of shared services including facilities and personnel
Brilliant Basics Limited	1	3
Infosys BPM	3	3
WongDoody, Inc.	24	6
Infosys Green Forum	4	–
Infosys Public Services	–	3
Panaya Ltd.	–	1
Infosys Mexico	7	6
WDW Communications, Inc.	23	14
	62	36
Interest income
Infosys China	–	3
Infosys Shanghai	1	4
Infosys Consulting Pte Ltd.	–	3
EdgeVerve	2	61
	3	71
Guarantee income
Infosys Consulting Pte Ltd.	1	1
	1	1
Dividend income
Brilliant Basics Holdings Ltd	68	–
Infosys BPM	1,150	321
	1,218	321
Sale of services
Infosys China	33	25
Infosys Mexico	21	26
Infosys Austria GmbH	2	–
Infy Consulting Company Limited	28	22
Infosys BPO Americas	18	22
Infosys BPM	95	110
Fluido Oy	1	2
Infosys Luxembourg S.à.r.l	89	24
Infosys Middle East FZ-LLC	24	24
McCamish Systems LLC	493	160
Infosys Sweden	61	41
Infosys Shanghai	4	2
EdgeVerve	668	668
Infosys Public Services	615	682
Outbox System,Inc. dba Simplus	2	3
Infosys Compaz Pte Ltd	81	72
Infosys Consulting Ltda.	6	9
Panaya Ltd.	–	1
Infosys Chile	2	–
Infosys Turkey	2	–
Blue Acorn LLC	1	–
Infosys (Czech Republic) Ltd	2	–
Infosys Automotive and Mobility	201	–
Beringer Commerce INC.	1	–
Mediotype LLC	1	–
Portland Group Pty Ltd	3	–
Infosys Consulting S.R.L.	1	–
ICI DIGITAL LLC	1	–
Infosys Consulting Pte. Limited	5	–
Stater Nederland B.V.	47	54
	2,508	1,947
Sale of shared services including facilities and personnel
EdgeVerve	28	29
Panaya Ltd.	3	3
Infosys Luxembourg S.à.r.l	3	–
Infosys Green Forum	1	–
Infosys BPM	24	24
Brilliant Basics Limited	–	1
	59	57

(1)	Includes loan conversion by way of issuing redeemable preference shares

(2)	Represents funds received on liquidation of entity

Transactions with key management personnel

The table below describes the compensation to key managerial personnel which comprise directors and executive officers:

(In crore)

Particulars	Year ended March 31,
	2022	2021
Salaries and other employee benefits to whole-time directors and executive officers (1)(2)	134	144
Commission and other benefits to non-executive / independent directors	11	6
Total	145	150

(1)	Total employee stock compensation expense for the year ended March 31, 2022 and March 31, 2021, includes a charge of 65 crore and 76 crore respectively, towards key managerial personnel respectively. (Refer to note 2.12)

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.25 CORPORATE SOCIAL RESPONSIBILITY (CSR)

As per Section 135 of the Companies Act, 2013, a company, meeting the applicability threshold, needs to spend at least 2% of its average net profit for the immediately preceding three financial years on corporate social responsibility (CSR) activities. The areas for CSR activities are eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects. A CSR committee has been formed by the company as per the Act. The funds were primarily allocated to a corpus and utilized through the year on these activities which are specified in Schedule VII of the Companies Act, 2013:

(In crore)

Particulars		As at
		March 31, 2022	March 31, 2021
i)	Amount required to be spent by the company during the year	397	372
ii)	Amount of expenditure incurred	345	325
iii)	Shortfall at the end of the year	52	50
iv)	Total of previous years shortfall	22	–
v)	Reason for shortfall	Pertains to ongoing projects	Pertains to ongoing projects
vi)	Nature of CSR activities	Eradication of hunger and malnutrition, promoting education, art and culture, healthcare, destitute care and rehabilitation, environment sustainability, disaster relief, COVID-19 relief and rural development projects
vii)	Details of related party transactions, e.g.,contribution to a trust controlled by the company in relation to CSR expenditure as per relevant Accounting Standard(1)	12	20
viii)	Where a provision is made with respect to a liability incurred by entering into a contractual obligation, the movements in the provision during the year shall be shown separately	NA	NA

(1)	Represents contribution to Infosys Science foundation a controlled trust to support the Infosys Prize program towards contemporary research in the various branches of science.

Consequent to the Companies (Corporate Social Responsibility Policy) Amendment Rules, 2021 (“the Rules”), the Company was required to transfer its CSR capital assets created prior to January 2021. Towards this the Company had incorporated a controlled subsidiary , 'Infosys Green Forum' under Section 8 of the Companies Act, 2013. During the year ended March 31, 2022 the Company has completed the transfer of assets upon obtaining the required approvals from regulatory authorities, as applicable.The carrying amount of the capital asset amounting to 283 crore has been impaired and included as CSR expense in the standalone financial statements for the year ending March 31, 2021 as the Company will not be able to recover the carrying amount of the asset from its Subsidiary on account of prohibition on payment of dividend by this Subsidiary.

2.26 SEGMENT REPORTING

The Company publishes this financial statement along with the consolidated financial statements. In accordance with Ind AS 108, Operating Segments, the Company has disclosed the segment information in the consolidated financial statements.

2.27 Ratios

The following are analytical ratios for the year ended March 31, 2022 and March 31, 2021

Particulars	Numerator	Denominator	31st March 2022	31st March 2021	Variance
Current Ratio	Current assets	Current liabilities	2.1	2.7	-23.4%
Debt – Equity Ratio	Total Debt (represents lease liabilities) (1)	Shareholder’s Equity	0.1	0.1	0.1%
Debt Service Coverage Ratio	Earnings available for debt service(2)	Debt Service(3)	38.2	38.8	-1.6%
Return on Equity (ROE)	Net Profits after taxes	Average Shareholder’s Equity	30.2%	27.0%	3.2%
Trade receivables turnover ratio	Revenue	Average Trade Receivable	5.9	5.4	9.0%
Trade payables turnover ratio	Purchases of services and other expenses	Average Trade Payables	11.3	9.9	13.3%
Net capital turnover ratio	Revenue	Working Capital	3.8	2.8	35.1%
Net profit ratio	Net Profit	Revenue	20.4%	21.0%	-0.6%
Return on capital employed (ROCE)	Earning before interest and taxes	Capital Employed(4)	38.8%	32.5%	6.3%
Return on Investment(ROI)
Unquoted	Income generated from investments	Time weighted average investments	8.7%	7.9%	0.9%
Quoted	Income generated from investments	Time weighted average investments	5.9%	6.2%	-0.3%

(1)	Debt represents only lease liabilities

(2)	Net Profit after taxes + Non-cash operating expenses + Interest + other adjustments like loss on sale of Fixed assets etc.
(3)	Lease payments for the current year

(4)	Tangible net worth + deferred tax liabilities + Lease Liabilities

*	Revenue growth along with higher efficiency on working capital improvement has resulted in an improvement in the ratio.

2.28 FUNCTION-WISE CLASSIFICATION OF STATEMENT OF PROFIT AND LOSS

(In crore)

Particulars	Note No.	Year ended March 31,
		2022	2021
Revenue from operations	2.18	1,03,940	85,912
Cost of sales		69,629	55,541
Gross Profit		34,311	30,371
Operating expenses
Selling and marketing expenses		4,125	3,676
General and administration expenses		4,787	4,559
Total operating expenses		8,912	8,235
Operating profit		25,399	22,136
Interest expense		128	126
Other income, net	2.19	3,224	2,467
Profit before tax		28,495	24,477
Tax expense:
Current tax	2.17	6,960	6,013
Deferred tax	2.17	300	416
Profit for the year		21,235	18,048
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		(98)	148
Equity instruments through other comprehensive income, net		97	120
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(8)	25
Fair value changes on investments, net	2.5	(39)	(102)
Total other comprehensive income/(loss), net of tax		(48)	191
Total comprehensive income for the year		21,187	18,239

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru April 13, 2022